BURBERRY

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549
USA

FILE NO: 82-34691

9 June 2003


03022685

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The following information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

On 22 May 2003, the Company filed with the London Stock Exchange ("LSE") the following statement and which was made public by the LSE.

- Preliminary Announcement of Annual Results for the year ended 31 March 2003

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documOents shall constitute an admission for any purpose that Burberry is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

Enc

dlw 6/16

Full Text Announcement



Company	Burberry Group PLC
TIDM	BRBY
Headline	Preliminary Results
Released	07:01 22 May 2003
Number	4162L

RNS Number:4162L
Burberry Group PLC
22 May 2003

PART 1

Burberry Group plc

Preliminary Results Announcement

22 May 2003. Burberry Group plc reports preliminary results for its financial year ended 31 March 2003.

Financial Highlights

- Total revenues increased by 19% (12% underlying*)
  - Retail sales up 46% (25% underlying)
  - Wholesale sales increased 6%
  - Licensing revenue up 9%
- Gross profit margin increased from 50.3% to 56.0%
- EBITA** increased by 29% to £116.7 million
- EBITA margin expanded from 18.1% to 19.7%
- Diluted EPS before goodwill and IPO-related items of 14.9p
- Strong cash generation reflects profitability and working capital improvements
- Final dividend of 2.0p per ordinary share recommended (3.0p for full year)

*Underlying figures are calculated at constant exchange rates and exclude the incremental impact in the current year of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

**EBITA represents operating profit before interest, taxation, exceptional items

and goodwill amortisation.

Strategic Highlights

- Opened 12 new and refurbished stores, including New York flagship
- Product development efforts led by accessories growth
- Integration of Asia acquisitions proceeding smoothly
- Strong progress in Spain repositioning
- Excellent US performance

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Turnover	593.6	499.2
As reported		
Operating profit	88.3	85.4
Profit before tax	85.1	84.8
Basic earnings per share (pence)	10.5p	11.3p
Diluted earnings per share (pence)	10.3p	11.1p
Before IPO-related items		
EBITA	116.7	90.3
Profit before interest and tax	110.3	85.4
Profit before tax	109.4	84.8
Diluted earnings per share (pence)	13.7p	11.1p
Diluted earnings per share before goodwill amortisation (pence)	14.9p	12.1p

IPO-related items include a £22.0 million exceptional charge related to employee share ownership plans and a £2.3 million pre-IPO foreign exchange loss before attributable tax relief of £7.0 million.

John Peace, Chairman of Burberry, commenting on the preliminary results: "This has been a remarkable year for Burberry. We began life as a public company in July 2002 with the successful completion of our IPO during very difficult stock market conditions. And we have ended the year with an excellent set of financial results, well ahead of market expectations at the time of the IPO. These and other achievements reflect the strength of the Burberry brand, which has been reshaped over the last five years into an uniquely positioned international luxury brand. Behind this are a strong management team, a clear strategy and many opportunities for further growth."

Rose Marie Bravo, Chief Executive, stated: "Our strategic initiatives across product categories, selected distribution channels and targeted regions have proven effective as evidenced by our strong performance. The dedication of

Burberry's management and staff, the support of our wholesale customers and the efforts of our licensee partners underlie these achievements. As we begin the new financial year, we remain confident in these strategies while approaching the uncertain trading environment with appropriate caution."

Management will discuss these results during a presentation to research analysts and institutions at 1:00pm today at The Lincoln Centre, 18 Lincoln's Inn Fields London WC2A 3ED (telephone 020 7404 5959). The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at +44 (0) 20 7162 0181. Replay until 11 June:
UK +44 (0) 8288 4459/passcode 212092#;
US +1 334 323 6222/ passcode 212092#.

Enquiries:

Burberry

Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411

Brunswick

Susan Gilchrist	020 7404 5959
Charlotte Elston	020 7404 5959

Performance Overview

The year to March 2003 was marked by significant progress for Burberry. Over the course of the year, the business completed an initial public offering, advanced its strategic agenda and maintained its financial momentum, exceeding the expectations set at the time of the IPO.

Financial highlights. Total turnover in the year advanced to £593.6 million from £499.2 million in the comparative period, representing a 19% increase (21% at constant exchange rates), or 12% on an underlying basis (i.e. at constant exchange rates and excluding the incremental impact in the current year of the Asia acquisitions). EBITA before IPO-related items rose 29% to £116.7 million.

EBITA margin expanded from 18.1% to 19.7%. Diluted earnings per share before amortisation of goodwill and IPO- related items were 14.9 pence. Net cash inflow before dividends, IPO-related and financing activities increased 64% to £47.1million.

Strategic developments. Burberry continued to implement its strategic initiatives across product categories, channels of distribution and geographic regions. The results of which are demonstrated by the strong performance in both accessories and apparel, by the success of new stores and by enhanced control and brand coherence throughout the Company's markets globally.

Products. With the appointment of a new Creative Director in May 2001, the apparel and accessories collections have evolved with a singular vision that is distinctly informed by Burberry's British heritage and history of design innovation. In addition to strong consumer response, the collections have attracted significant editorial recognition in the fashion and lifestyle media.

This financial year saw the accessories share of the Company's revenue mix expand to 29%, compared to 25% in the previous period. This was accomplished through continued emphasis on product development in categories where the brand is underrepresented, including handbags and luggage, as well as enhancing the design quotient of existing classifications. Womenswear maintained its momentum led by new sportswear and outerwear designs as well as reinterpretations of Burberry icons such as the trench coat and emerging iconic classics including quilted jackets and kilt-inspired skirts. Achieving solid growth, menswear results were driven by renewed attention to essential classification categories and increased emphasis on tailored clothing and furnishings. Burberry's product licensing partners also contributed to this success with important developments in childrenswear, eyewear, fragrances and recently launched watches.

Channels. Burberry's distribution initiatives continue to focus on expansion of the directly operated store network while enhancing the brand's presence within key wholesale accounts. Total retail sales increased by 46% in the year to £228.4 million boosted by the contribution from the Asia acquisitions. On an underlying basis, retail sales increased by 25%, driven by sales from newly opened stores and by gains at existing stores. The Company opened 12 new and refurbished locations during the year, including Burberry stores in the US (4), Europe (3) and Asia (1), as well as four outlet stores. The opening of a 24,000 square foot New York City flagship marked a milestone in Burberry's retail strategy. Located on East 57th Street between Madison and Fifth Avenues, one of the world's pre-eminent luxury crossroads, this store is the most complete expression of the Burberry brand to date. Burberry also added 46 in-store concessions as part of the Korean acquisition. In total, retail selling space increased by approximately 37% in 2002/03, or 18% excluding the Korea acquisition. Burberry plans to increase retail selling space by approximately

10% in 2003 with the opening of eight stores, including a store in Milan - Burberry's first store in Italy.

Wholesale continued its solid progress as the Company intensified efforts with and increased sales to existing and new customers. Total wholesale sales advanced 6% (5% underlying) to £306.9 million during the year. On an underlying basis, Autumn/Winter wholesale sales were largely unchanged from the prior year. The Company achieved high single digit volume growth for Spring/Summer 2003 merchandise. Highlights include the additional seven points of distribution established by wholesale customers in China, new co-staffing and concession arrangements with the leading department store group in Spain and the expansion of the shop-in-shop concept with a particular emphasis on key accounts in the US market.

Licensing revenues in the year increased by 9% (14% at constant exchange rates), led by strong growth in Japanese royalties reflecting volume gains of approximately 10%, driven by growth across the broad spectrum of new and traditional product categories and businesses, and increases in certain royalty rates. Volume gains moderated in the second half of the year reflecting both the strong performance in the comparable period of the prior year and a generally softer economic environment. Through initiatives such as the establishment of Burberry's own executive team in Japan during 2002/03, the Company continues to enhance coordination and to orchestrate joint activities with licensee partners to capitalize on the opportunities in this important market. Licensing revenue during the year also benefited from strong sales gains by global product licensees, including children's apparel, eyewear and fragrances.

Regions. With an ongoing focus on a consistent brand image and enhanced product coherence, Burberry achieved good strategic and financial progress across its targeted geographic regions. The Company experienced strong revenue growth in the US, accompanied by more moderate underlying gains in Europe. Reported growth in Asia was dominated by the impact of the Asia acquisitions.

The US market continued its strong performance, achieving a 27% increase in revenue for the year. This growth reflects strong gains across both existing and new directly operated retail stores as well as through wholesale channels. This region continues to represent an important growth market for the brand.

The brand's repositioning in the important Spanish market progressed, led by the opening of the 12,000 square foot Barcelona store - the first Burberry store in this market. The store is a critical component of the Company's strategy to evolve and elevate the brand in Spain in keeping with Burberry's international luxury positioning. Burberry also initiated additional activities in conjunction with the Company's primary wholesale customer in Spain to enhance the repositioning process.

With the acquisition of Burberry's Korean distributor in July 2002, Burberry took direct control of its primary markets in non-Japan Asia. Integration of the Asia acquisitions proceeded smoothly during the year as regional management teams were augmented and the businesses continued to achieve solid growth through store additions and wholesale expansion.

Outlook. Management remains confident in Burberry's long term growth strategies, while acknowledging the challenging operating environment.

- Since March, retail results have been impacted by external events and while underlying revenue has shown continued growth, comparable store performance has been modestly negative.

- High single-digit sales growth for the wholesale business is anticipated for Autumn/Winter 2003 (based on the initial order book) but the Company anticipates that the current environment may affect the Spring 2004 season where initial orders are taken in the quarter to September 2003.

- In Licensing, Burberry's Japanese partners anticipate modest volume gains over 2003, although this must be set against a most demanding comparative performance.

While the luxury goods industry is subject to exceptional short-term uncertainty, management expects, assuming trading conditions improve by Autumn, to meet current consensus profit expectations for the year to March 2004.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Financial Review

Group results

	Year ended 31 March 2003				Year ended 31 March 2002	
	Results before IPO-related items £m	% of turnover	IPO-related items £m	Total	£m	% of turnover £m
Turnover						
Wholesale	306.9	51.7%	-	306.9	288.8	57.9%
Retail	228.4	38.5%	-	228.4	156.9	31.4%
License	58.3	9.8%	-	58.3	53.5	10.7%
Total turnover	593.6	100.0%	-	593.6	499.2	100.0%
Cost of sales	(261.3)	(44.0%)	-	(261.3)	(248.1)	(49.7%)
Gross profit	332.3	56.0%	-	332.3	251.1	50.3%
Net operating expenses	(215.6)	(36.3%)	-	(215.6)	(160.8)	(32.2%)
EBITA	116.7	19.7%	-	116.7	90.3	18.1%
Goodwill amortisation	(6.4)	(1.1%)	-	(6.4)	(4.9)	(1.0%)
Employee share ownership plans	-	-	(22.0)	(22.0)	-	-
Profit before interest and tax	110.3	18.6%	(22.0)	88.3	85.4	17.1%
Net interest and similar expense	(0.9)	(0.2%)	-	(0.9)	(0.5)	(0.1)%
Currency loss on GUS loans (pre flotation)	-	-	(2.3)	(2.3)	(0.1)	-
Profit on ordinary activities before taxation	109.4	18.4%	(24.3)	85.1	84.8	17.0%
Tax on profit on ordinary activities	(39.9)		7.0	(32.9)	(28.3)	
Profit on ordinary activities after taxation	69.5	11.7%	(17.3)	52.2	56.5	11.3%
Diluted EPS before goodwill amortisation	14.9		(3.4)	11.5	12.1	
Diluted EPS	13.7		(3.4)	10.3	11.1	

Burberry Group turnover is composed of revenue from three channels of

distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Company's directly operated store network. At 31 March 2003, the Company operated 132 retail locations consisting of 47 Burberry stores, 62 concessions (including the 46 concessions added in July 2002 as part of the acquisition of the operations of Burberry's Korean distributor) and 23 outlet stores. License revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the year ended 31 March 2003 to the year ended 31 March 2002

Burberry Group recently completed three significant transactions which affect the comparability of results for the year ended 31 March 2003 relative to the year ended 31 March 2002. On 31 December 2001, the Company purchased the operations and certain assets of important distributors in Asia, which largely operated as wholesale businesses. On 1 July 2002, the Company purchased the operations and certain net assets of its distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store at acquisition date. These acquisitions are together referred to as the "Asia acquisitions". In determining "underlying" performance, current year financial results are adjusted to reflect the business configuration of the previous year (i.e. excluding the incremental impact in the current year of the Asia acquisitions), and applicable exchange rates across the business are adjusted to reflect prior financial year rates. On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO").

Turnover

Total turnover advanced to £593.6 million from £499.2 million in the comparative period, representing an increase of 19% (21% at constant exchange rates), or 12% on an underlying basis (i.e. excluding a £11.4 million reduction attributable to exchange rate and other factors and excluding the £43.4 million incremental contribution from the Asia acquisitions).

Total retail sales increased by 46% in the year to £228.4 million, boosted by the contribution from four Burberry stores, 49 concessions and one outlet added as part of the Asia acquisitions. On an underlying basis, retail sales increased by 25%, driven by sales from newly opened stores and by gains at existing stores. During the year, the Company opened twelve new and refurbished stores,

including Burberry stores in the US (4), Europe (3) and Asia (1), as well as four outlet stores. Total retail selling space expanded approximately 37% (including the 19% attributable to the Korea acquisition) to approximately 360,000 square feet at year end.

Total wholesale sales advanced 6% (5% underlying) to £306.9 million during the year. On an underlying basis, Autumn/Winter wholesale sales, which are predominantly shipped in the first half of the financial year, were largely unchanged from the prior year. The Company achieved high single digit volume growth for Spring/Summer merchandise, for which shipments are concentrated in the second half of the year.

Licensing revenues in the year increased by 9% (14% at constant exchange rates), primarily driven by strong growth in Japanese royalties reflecting volume gains of approximately 10% and increases in certain royalty rates. In this market, volume gains moderated in the second half of the year reflecting both the strong performance in the comparable period of the prior year and a generally softer economic environment. Licensing revenue during the year also benefited from strong sales gains by global product licensees.

On a regional basis, the Company experienced strong revenue growth in the US, driven by both wholesale and retail operations, accompanied by more moderate underlying gains in Europe. Reported growth in Asia was dominated by the impact of the Asia acquisitions.

Operating profit

Gross profit as a percentage of turnover expanded to 56.0% in the year from 50.3% in the comparative period. This increase was driven by two primary factors: the impact of the Asia acquisitions and an overall improvement in gross margin driven by the increased proportion of accessories in the product mix, the strong growth of retail operations and other factors.

Operating expenses as a percentage of turnover rose to 36.3% from 32.2% in the comparative period, reflecting expansion and investment across the business. The Asia acquisitions were the primary factor contributing to the increase in the expense ratio. The underlying growth of retail operations, including pre-trading costs associated with store development, also contributed to the increase. A number of additional factors, including a £2.1 million impairment charge arising with respect to specific retail assets and the Company's continued investment in infrastructure, are also reflected in the increase.

Overall EBITA increased by 29% to £116.7 million, or 19.7% of turnover relative to 18.1% in the earlier period. On an underlying basis, EBITA increased by £15.2

million; the Asia acquisitions contributed an incremental £15.6 million in the year, while exchange rate movements reduced reported results by £4.4 million. Profit before interest and tax and IPO-related items and after goodwill amortisation increased 29% to £110.3 million, or 18.6% of turnover.

Goodwill amortisation increased to £6.4 million from £4.9 million in the comparative period primarily as a result of additional goodwill arising from the Asia acquisitions.

Net interest expense

Net interest and similar expense (excluding IPO-related charges) was £0.9 million in the year to March 2003. Although the Company has maintained net cash deposits in the period since the IPO, net interest expense was incurred as a result of differential interest rates on borrowings and cash balances. These borrowings were repaid during the second half of the year such that modest net interest income was generated toward year end.

IPO-related items

In connection with the IPO, the Company incurred a £22.0 million exceptional charge in the first half of the year largely related to its employee share ownership plans. This included £18.5 million arising in respect of the management Restricted Share Plan (the RSP); this charge does not represent a cash outflow to Burberry Group since the RSP will be satisfied through the issue of new shares; it does not give rise to a reduction in net assets as there is a compensating increase in the capital reserve account within Shareholders' Funds. As no further awards will be made under the RSP, the consolidated profit and loss account will not be affected in future periods (except in respect of reserve movements and the number of shares in issue for the purpose of calculating earnings per share).

During the first half of the year, the Company also incurred a £2.3 million foreign exchange loss on borrowings held on behalf of the GUS group. These borrowings were eliminated as part of the reorganisation prior to the IPO.

Profit before taxation

Burberry Group reported profit before taxation (after IPO-related charges) of £85.1 million for the year ended 31 March 2003 (2002: £84.8 million).

Profit after taxation

Burberry Group incurred a 34.7% tax rate on profit before goodwill amortisation and exceptional items for the full financial year. The rate is greater than that

indicated at the interim announcement due to the higher than anticipated value of items not deductible for tax purposes and, less significantly, an adverse prior year adjustment. The Company continues to anticipate an effective tax rate on the order of 33% in future periods. The tax charge of £32.9 million is net of £7.0 million of tax relief attributable to IPO-related items.

Excluding IPO-related items, profit after taxation would have been £69.5 million during the period.

Diluted earnings per ordinary share excluding goodwill amortisation and IPO-related items were 14.9 pence for the year (2002: 12.1 pence). The Company had 498.1 million and 506.2 million ordinary shares in issue on average for the purposes of calculating basic and diluted earnings per share respectively. 1.8 million ordinary shares held by the Company's Employee Share Ownership Trusts are excluded for the purposes of the earnings per share calculations.

Liquidity and Capital Resources

Historically, the Company's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flow from operations and financing from GUS Group, the former 100% Shareholder. In the future, Burberry expects to finance operations and capital expenditures with cash generated from operating activities and, as necessary, the use of its credit facility.

The table below sets out the principal components of cash flow for the financial years ended 31 March 2003 and 31 March 2002 and ending net cash balances:

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Operating profit before interest, taxation, goodwill amortisation and IPO-related items	116.7	90.3
Depreciation and related charges	19.0	14.0
Loss on disposal of fixed assets and similar items	1.5	0.2
Decrease/(Increase) in stocks	5.2	(7.0)
Increase in debtors	(2.4)	(5.2)
Increase/(decrease) in creditors	25.0	(2.2)
Net cash inflow from operating activities	165.0	90.1
Returns on investments and servicing of finance	(0.5)	(0.4)
Taxation paid	(30.6)	(17.6)
Net purchases of fixed assets	(55.5)	(38.9)
Acquisition-related payments	(26.8)	(4.5)
Purchase of own shares	(4.5)	-

Net cash inflow before dividends, IPO-related and financing activities	47.1	28.7
Net funds at year end	79.6	N/A

Net cash inflow from operating activities increased to £165.0 million in the year ended 31 March 2003 from £90.1 million in the comparative period. The increase in depreciation charges reflects the larger fixed asset base associated with expansion of the business and the £2.1 million non-cash impairment charge related to certain retail assets. The 29% increase in operating profit before interest, taxation, goodwill amortisation and IPO-related items was augmented by greater working capital efficiency. Underlying stock levels declined moderately despite the turnover gain in 2002/03. This improvement was a result of strong trading performance, improved stock management, as well as the reduction of certain stockholdings acquired prior to the financial year in order to secure costing objectives. The relatively small increase in trade debtors partially reflects earlier shipments to wholesale customers within the final quarter relative to the previous year. The increase in creditors in 2002/03 reflects most importantly the growth in revenues; in addition, certain trading accruals have accumulated where payment will occur in 2003/04.

Net cash outflow from purchases of fixed assets included £55.5 million cash spent on fixed assets, primarily related to investment in Burberry Group's retail operations. The increase over 2001/02 largely reflected increased levels of investment in the store portfolio relative to the earlier period.

Net cash outflow for acquisition purposes in the period was £26.8 million in 2002/03. £24.3 million is attributable to the initial purchase cost of the operations and certain assets of Burberry Group's Korea distributor. The balance relates to deferred payments with respect to previous transactions.

During 2002/03 the Company invested £4.5 million in its own shares as a contribution to funding Burberry Group's Employee Share Option Trust.

IPO-related activities prior to the flotation also affected the Company's net cash flow for the year to 31 March 2003. Their net effect was to leave the Company with net cash balances of approximately £10 million immediately following the flotation. At 31 March 2003 the Company had net funds of £79.6 million.

The Company paid an interim dividend of 1.0 pence per share on 5 February 2003. A final dividend of 2.0 pence per share (£10.0 million in total) is recommended and would be payable in August 2003. The total dividend for 2002/03 would be 3.0

pence per share.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures, arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales. On the basis of forward foreign exchange contract rates secured with respect to the year to 31 March 2004, Burberry expects that the average Yen/Sterling exchange rate applicable to its license revenue for that financial year will be approximately 5% below that of 2002/03.

In May 2003, Burberry amended the terms of it credit facility provided by GUS plc. Under the amended agreement, the amount available under the facility has been reduced to £75m and the maturity has been extended to July 2006. Certain other terms have also been amended, all of which the Company believes to be consistent with standard commercial arrangements.

The financial information reproduced below does not constitute full statutory accounts as referred to in Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2002 have been delivered to the Registrar of Companies and Statutory accounts for the year ended 31 March 2003 will be delivered to the Registrar of Companies in accordance with the Companies Act 1985. The company's auditors have issued unqualified reports under Section 235 of the Companies Act 1985 on these Statutory accounts.

Group profit and loss account

	Note	Year ended 31 March 2003 Before goodwill amortisation, exceptional items and pre flotation dividend £m	Goodwill amortisation, exceptional items and pre flotation dividend £m	Total £m	Year ended 31 March 2002 Total £m
Turnover					
Continuing operations		575.4	-	575.4	499.2
Acquisition during the year	28	18.2	-	18.2	-
Total turnover from continuing operations	3	593.6	-	593.6	499.2
Cost of sales		(261.3)	-	(261.3)	(248.1)
Gross profit		332.3	-	332.3	251.1
Net operating expenses:	4,6				

	Note				
- distribution, administration and other income		(215.6)	(22.0)	(237.6)	(160.8)
- goodwill amortisation	5	-	(6.4)	(6.4)	(4.9)
Net operating expenses		(215.6)	(28.4)	(244.0)	(165.7)
Continuing operations		113.1	(27.3)	85.8	85.4
Acquisition during the year	28	3.6	(1.1)	2.5	-
Total operating profit		116.7	(28.4)	88.3	85.4
Interest and similar income	8	1.8	-	1.8	5.0
Interest expense	9	(2.7)	-	(2.7)	(5.5)
Foreign currency loss on loans with GUS group (pre flotation)	9	(2.3)	-	(2.3)	(0.1)
Interest expense and similar charges		(5.0)	-	(5.0)	(5.6)
Profit on ordinary activities before taxation	3,5	113.5	(28.4)	85.1	84.8
Tax on profit on ordinary activities	10	(39.4)	6.5	(32.9)	(28.3)
Profit on ordinary activities after taxation		74.1	(21.9)	52.2	56.5
Equity dividend - to GUS group (pre flotation)	12	-	(219.0)	(219.0)	-
Equity dividend - interim paid	12	(5.0)	-	(5.0)	-
Equity dividend - final proposed	12	(10.0)	-	(10.0)	-
Retained profit/(loss) for the year	24	59.1	(240.9)	(181.8)	56.5
Pence per share					
Earnings					
- basic	13	14.9p	(4.4p)	10.5p	11.3p
- diluted	13	14.6p	(4.3p)	10.3p	11.1p
Earnings before goodwill amortisation and exceptional items					
- basic	13	14.9p			12.3p
- diluted	13	14.6p			12.1p

Statement of total recognised gains and losses

Year ended 31 March

	Note	2003 £m	2002 £m
Retained (loss)/profit for the year	24	(181.8)	56.5
Currency translation differences		1.1	(1.3)
Tax impact of currency translation differences		(0.4)	-
Net impact of currency translation differences	24	0.7	(1.3)
Total recognised gains and losses for the year		(181.1)	55.2

Note of historical cost profits and losses

	Year ended 31 March	
	2003	2002
	£m	£m
Reported profit on ordinary activities before taxation	85.1	84.8
Realisation of property revaluation gain of previous years	-	0.2
Difference between actual and historical cost depreciation charge	0.2	0.5
Historical cost profit on ordinary activities before taxation	85.3	85.5
Tax on profit on ordinary activities	(32.9)	(28.3)
Dividend - to GUS group (pre flotation)	(219.0)	-
Dividend - interim paid	(5.0)	-
Dividend - final proposed	(10.0)	-
Historical cost retained (loss)/profit for the year after taxation and dividends	(181.6)	57.2

Reconciliation of movement in Shareholders' Funds/GUS investment in Burberry Group

	Year ended 31 March			
	2003	2003 (proforma)*	2002	2002 (proforma)*
	£m	£m	£m	£m
Profit on ordinary activities after taxation	52.2	52.2	56.5	56.5
Dividend - to GUS group pre flotation	(219.0)	(219.0)	-	-
Dividend - interim paid	(5.0)	(5.0)	-	-
Dividend - final proposed	(10.0)	(10.0)	-	-
Retained (loss)/ profit for the year	(181.8)	(181.8)	56.5	56.5
Currency translation differences	0.7	10.0	(1.3)	(1.3)
Pre flotation				
Issue of preference share capital	0.8	0.8	-	-
Issue of ordinary share capital	486.7	486.7	-	-
Deemed distribution arising on reorganisation	(704.1)	(704.1)	-	-
Capital reserve arising on reorganisation	6.6	6.6	-	-
Movement of GUS group balances	-	433.3	-	(12.5)
On and post flotation				
Issue of ordinary share capital	250.5	250.5	-	-

Repayment of GUS group balances	-	(250.5)	-	-
Waiver of GUS group balances	37.6	37.6	-	-
Capital reserve arising on Restricted Share Plan	18.5	18.5	-	-
Net addition to Shareholders' Funds/ GUS investment in Burberry Group	(84.5)	107.6	55.2	42.7
Opening Shareholders' Funds/GUS investment in Burberry Group	474.5	282.4	419.3	239.7
Closing Shareholders' Funds/GUS investment in Burberry Group	390.0	390.0	474.5	282.4

*See Note 1 - Basis of preparation

Balance sheet

		Group			Company	
		At 31 March			At 31 March	
		2003	2002	2002 (proforma)*	2003	2002
	Note	£m	£m	£m	£m	£m
Fixed assets						
Intangible assets	14	123.7	95.8	95.8	-	-
Tangible fixed assets	15	161.4	124.4	124.4	-	-
Investments	16	3.4	0.1	0.1	971.3	169.5
		288.5	220.3	220.3	971.3	169.5
Current assets						
Stock	17	83.8	82.3	82.3	-	-
Debtors	18	122.0	406.5	99.4	169.2	243.3
Cash and short term deposits	19	86.6	30.2	30.2	-	-
		292.4	519.0	211.9	169.2	243.3
Creditors - amounts falling due within one year	20	(151.1)	(240.9)	(125.9)	(62.8)	(3.8)
Net current assets		141.3	278.1	86.0	106.4	239.5
Total assets less current liabilities		429.8	498.4	306.3	1,077.7	409.0
Creditors - amounts falling due after more than one year	21	(35.2)	(23.1)	(23.1)	(98.6)	-
Provisions for liabilities and charges	22	(4.6)	(0.8)	(0.8)	-	-
Net assets		390.0	474.5	282.4	979.1	409.0
Capital and Reserves						
Called up share capital	23	1.1	-		1.1	-
Share premium account	24	122.2	89.4		122.2	89.4
Revaluation reserve	24	25.2	25.5		-	-
Capital reserve	24	47.1	23.3		-	-
Other reserve	24	704.1	-		704.1	-

	Note					
Profit and loss account	24	(509.7)	336.3		151.7	319.6
Equity Shareholders' Funds		389.2	474.5		978.3	409.0
Non-Equity Shareholders' Funds	23	0.8	-		0.8	-
Total Shareholders' Funds		390.0	474.5		979.1	409.0
GUS investment in Burberry Group		-	-	282.4	-	-

*See Note 1 - Basis of preparation

Approved by the Board on 21 May 2003 and signed on its behalf by:

John Peace
Chairman

Michael Metcalf
Chief Operating and Financial Officer

Group cash flow statement

	Note	Year ended 31 March 2003 £m	2002 £m
Operating activities			
Operating profit after goodwill amortisation and exceptional items		88.3	85.4
Exceptional items		22.0	-
Goodwill amortisation		6.4	4.9
Operating profit before goodwill amortisation and exceptional items		116.7	90.3
Depreciation, impairment and trademark amortisation charges		19.0	14.0
Loss on disposal of fixed assets and similar non-cash charges		1.5	0.2
Decrease/(increase) in stocks		5.2	(7.0)
Increase in debtors		(2.4)	(5.2)
Increase/(decrease) in creditors		25.0	(2.2)
Net cash inflow from operating activities		165.0	90.1
Returns on investments and servicing of finance			
Interest received		0.8	0.5
Interest paid		(1.4)	(0.9)
Dividend received from investment		0.1	-
Net cash outflow from returns on investments and servicing of finance		(0.5)	(0.4)
Taxation paid		(30.6)	(17.6)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		(55.7)	(39.4)
Sale of tangible fixed assets		0.2	0.5
Purchase of own shares (excluding shares issued to ESOT)		(4.5)	-

Net cash outflow from capital expenditure and financial investment		(60.0)	(38.9)
Acquisitions			
Deferred consideration for purchase of businesses		(2.5)	-
Purchase of businesses in year	28	(24.3)	(4.5)
Net cash outflow from acquisitions		(26.8)	(4.5)
Net cash inflow before dividends, IPO-related and financing activities		47.1	28.7
Dividends			
Equity dividends paid (including £219m to GUS group pre flotation)		(224.0)	-
Deemed distribution arising on reorganisation (net of capital reserve)		(697.5)	-
Net cash (outflow)/inflow before management of liquid resources and financing		(874.4)	28.7
Management of liquid resources			
Increase in short-term deposits with banks	25	(47.3)	(2.4)
Financing			
Issue of ordinary share capital on flotation (net of shares issued to ESOT)	23	249.5	-
Issue of ordinary shares to GUS group (pre flotation)	23	486.7	-
Issue of preference shares to GUS group (pre flotation)	23	0.8	-
Decrease in external borrowings	25	(7.9)	(2.6)
Funds received/ (paid) on GUS group balances (pre flotation)		446.1	(12.7)
Settlement of GUS group balances (on flotation)		(250.5)	-
Decrease/(increase) in net balances due from GUS group	25	195.6	(12.7)
Net cash inflow/(outflow) from financing		924.7	(15.3)
Increase in cash during the year	25	3.0	11.0

MORE TO FOLLOW

END

Full Text Announcement



Company	Burberry Group PLC
TIDM	BRBY
Headline	Preliminary Results - Part 2
Released	07:01 22 May 2003
Number	4166L

RNS Number:4166L
Burberry Group PLC
22 May 2003

PART 2

1. Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise the Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly. Prior to the completion of the initial public offering in July 2002, ownership of these companies was transferred to Burberry Group plc (formerly Burberry Group Limited), which was incorporated on 30 October 1997 in England and Wales.

This annual report comprises the audited results for the twelve months ended 31 March 2003 and 2002. The pro forma financial information for the twelve months ended 31 March 2002 has been extracted from the Listing Particulars of the Company, dated 12 July 2002 and has only been presented where it differs from statutory financial information. The principal reason for the difference arising is due to the reclassification of certain balances for statutory reporting purposes which were previously reported as part of GUS investment in Burberry Group in the Listing Particulars. The proforma reconciliation of movement in Shareholders' Funds for the year ended 31 March 2003 has been presented to reconcile the GUS investment in Burberry Group at 31 March 2002 (as presented in the Listing Particulars of the Company) to the Shareholders' Funds as at 31 March 2003.

The financial information has been prepared by consolidating (or combining

proforma information only) the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the years ended 31 March 2003 and 2002. As at 31 March 2002, the individual financial returns were prepared for GUS group consolidation purposes and have been adjusted for relevant items previously recorded only at a GUS plc level. Prior to flotation Burberry Group was reorganised, as described below, and a legal statutory group was formed. As a consequence a statutory consolidation has been prepared for the twelve months ended 31 March 2003 with comparative information presented for the year to 31 March 2002.

Up until flotation Burberry Group was a member of the GUS group, and relied on other GUS group companies to provide administration, management and other services including, but not limited to, rental of premises, management information systems, accounting and financial reporting, treasury, taxation, cash management, insurance and insurance management, human resources, employee benefit administration, payroll, professional, logistics and distribution services. Burberry Group has been charged costs, recorded in the profit and loss account, by other GUS group companies for some of these services. Although these charges are intended broadly to reflect the costs that would apply on an arm's length basis, it is possible that the terms of the relevant transactions would have been different if the transacting partners had not been connected with Burberry Group. On flotation these arrangements were formalised; the cost impact on Burberry Group of these formalised arrangements is not material.

The tax charge for the year ended 31 March 2002 was determined based on the tax charges recorded by Burberry Group companies in their local statutory accounts as well as certain adjustments made for GUS group consolidation purposes. The tax charges recorded in the profit and loss account up to 31 March 2002 have been affected by the taxation arrangements within the GUS group, and are not necessarily representative of the tax charges that would have been reported had Burberry Group been an independent group. The tax charges recorded in the year ended 31 March 2003 reflect the impact of the reorganisation, which occurred prior to flotation, as described below.

Interest income and expense, as well as the foreign currency loss on loans with GUS (prior to flotation) recorded in the profit and loss account for both periods, have been affected by the financing arrangements within GUS group prior to flotation, and are not necessarily representative of the amounts that would have been reported had Burberry Group been independent. The rate of interest applying to funding accounts within GUS group prior to flotation was determined by GUS plc. Since flotation, funding arrangements and interest rate risk have been managed by Burberry Group.

1 Basis of preparation (continued)

Prior to flotation, as shown in the pro forma information, the net assets of Burberry Group are represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group have been reflected as movements in "GUS investment in Burberry Group".

Prior to flotation the GUS investment in Burberry Group comprised:

a) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities have been transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

c) Share capital and reserves of Burberry Group companies.

In the cash flow statements up to 31 March 2002, the movements in those balances in (a) and (b) above represent the cash transactions undertaken by other GUS group companies on behalf of Burberry Group. The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' funds/ GUS investment in Burberry Group", the "Group cash flow statements", the "Reconciliation of net cash flow to movement in net funds" and in the "Analysis of net funds".

Burberry Group Reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in Burberry Group directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with FRS 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of ordinary share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would recognise the Premium as goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's ordinary shares to trading by the London Stock Exchange.

1 Basis of preparation (continued)

This other reserve will be classified as distributable once all the Company's creditors in existence on 17 July 2002 (the date of approval of the capital reduction) have been settled fully. A capital reserve of £6.6m was also created as part of the reorganisation.

Acquisitions

The results of undertakings acquired are included in the financial information from the effective date of acquisition. On the acquisition of a company or business, all of its assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and

losses after the date of acquisition are dealt with in the profit and loss account.

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the United Kingdom.

The principal accounting policies are:

a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transactions with consumers. Royalty receivable from licensees is accrued as earned on the basis of the terms of the relevant royalty agreement which, in the case of Japanese licenses, is on the basis of production volumes.

b) Intangible fixed assets

Goodwill

For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in Burberry Group is included in the profit or loss on disposal.

2 Accounting policies (continued)

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case by case basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trademarks and other intellectual property is determined on a case by case basis, typically in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation

Depreciation of tangible fixed assets is calculated to write-off the cost or revalued amount, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds - less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 - 8 years
Retail fixtures and fittings	2 - 5 years
Office equipment	5 years
Computer software and equipment	3 - 5 years

Lease premiums

Amounts paid to acquire the rights to a lease ('Lease Premiums') are written off

in equal annual instalments over the life of the lease or to the next rental review.

Valuations

Burberry Group has adopted a policy of not revaluing properties as permitted under FRS 15 'Tangible Fixed Assets'. Previously revalued properties are included at their valuation at 31 March 1996 less depreciation.

Some of Burberry Group's properties were professionally valued at 31 March 1996 on the basis of their open market value for existing use by Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. Freehold properties are included at this 1996 valuation or cost. Leasehold properties are carried at original cost and are amortised over the remainder of the lease term on a straight line basis.

2 Accounting policies (continued)

Impairment

Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of a fixed asset is not fully recoverable.

Profit/loss on disposal of fixed assets

Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

d) Investments in group companies

Investments held by the Holding Company are carried at cost less amounts written off in respect of impairment. When investments are fully or partially hedged by means of foreign currency borrowings, the hedged proportion of those investments is retranslated at the relevant exchange rate and the resulting exchanging difference taken to reserves along with the matching exchange difference on the foreign currency borrowings.

e) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net

realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

f) Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. Deferred tax would be provided where remittance is anticipated and is expected to result in a charge to taxation.

g) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with Statement of Standard Accounting Practice 24 ("SSAP24") which is to be replaced by a new Standard, Financial Reporting Standard 17 ("FRS17"). The transitional disclosure requirements required by FRS 17 are set out in note 33.

GUS defined benefit scheme

Eligible employees of Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the most important defined benefit schemes are in the United Kingdom. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries.

2 Accounting policies (continued)

Defined contribution scheme

Burberry Group eligible employees also participate in GUS group defined contribution pension schemes; the principal one being in the United Kingdom with its assets held in independently administered funds. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of Burberry Group and comprises the amount of contributions payable

to the schemes in respect of the year.

h) Share schemes

Incentive plans

The cost of shares acquired by the Burberry Group Employee Share Ownership Trusts ("ESOTs") or the fair market value of the shares at the date of the grant, less any consideration receivable from the participating Burberry employee, is charged to the profit and loss account. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved will be made at the end of each reporting period and an appropriate accrual made over the period to which the participating Burberry employee's performance relates. Where awards are not contingent upon future events a full accrual is made immediately in the profit and loss account.

Save As You Earn scheme

GUS plc operates a Save As You Earn scheme (in which certain UK employees of Burberry Group participate) that allows for the grant of share options at a discount to the market price at the date of the grant. Burberry Group has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of this scheme.

i) Foreign currency translation

Translation of the results of overseas businesses

The results of overseas subsidiary undertakings are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the statement of total recognised gains and losses.

Transactions in foreign currencies

Transactions denominated in foreign currencies are translated into sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into sterling at the exchange rate ruling at the balance sheet date or at the forward contract rate where specifically hedged. Exchange differences on monetary items are taken to the profit and loss account except where they relate to loans hedging

investments in overseas subsidiaries of Burberry Group, in which case such differences (including attributable taxation) are taken directly to reserves and limited to the foreign currency movement on the underlying investment.

2 Accounting policies (continued)

j) Financial instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Gains and losses on such forward currency contracts are recognised in the profit and loss account at the same date as the underlying transaction.

Prior to flotation the financial instruments used by Burberry Group were managed by GUS group, with the principal instruments being loans to or from GUS group companies. The rate at which intercompany interest was payable or receivable (if any) on these balances was determined by GUS plc.

Since flotation the financial instruments used and managed by Burberry Group consist primarily of cash and forward currency contracts used to hedge currency exposures.

Burberry Group has taken advantage of the exemption available under FRS 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

k) Operating leases

Gross rental income and expenditure in respect of operating leases is recognised on a straight line basis over the period of the leases. Certain rental expenditure is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

l) Related party transactions

Financial Reporting Standard 8, 'Related Party Disclosures', requires the disclosure of the details of material transactions between the reporting entity and related parties. Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies which eliminate on consolidation.

3 Segmental analysis

(i) Geographical analysis - analysis by origin

(a) Turnover by origin

	Year ended 31 March 2003 £m	2002 £m
Europe	429.9	396.3
Less: European inter-segment turnover to other regions	(57.5)	(20.8)
	372.4	375.5
North America	133.8	104.0
Asia Pacific	88.1	19.9
Less: Asia Pacific inter-segment turnover to Europe	(0.7)	(0.2)
	87.4	19.7
	593.6	499.2

The acquisition of the business in Korea on 1 July 2002 increased turnover in the Asia Pacific region by £28.3m (after excluding £9.6m for turnover arising within Asia Pacific) in the year ended 31 March 2003 and reduced net European turnover by £10.1m.

(b) Profit before taxation - analysis by origin

	Year ended 31 March 2003 £m	2002 £m
Europe	92.6	81.6
North America	8.4	5.1
Asia Pacific	15.7	3.6
	116.7	90.3
Net interest expense	(0.9)	(0.5)
Foreign currency loss on loans with GUS group (pre flotation)	(2.3)	(0.1)
Profit before goodwill amortisation, exceptional items and taxation	113.5	89.7
Goodwill amortisation - Europe	(5.1)	(4.8)
- Asia Pacific	(1.3)	(0.1)
Exceptional items - Europe	(20.3)	-
- North America	(1.6)	-
- Asia Pacific	(0.1)	-
Profit before taxation	85.1	84.8

The results above are stated after the reallocation of certain costs.

The acquisition of the business in Korea on 1 July 2002 increased profit before interest, goodwill amortisation, exceptional items and taxation in the Asia Pacific region (and in the Wholesale and Retail business) by £3.6m in the year ended 31 March 2003, before the reallocation of certain costs.

3 Segmental analysis (Continued)

(i) Geographical analysis - analysis by origin (continued)

(c) Net assets - analysis by origin

	At 31 March		
	2003	2002	2002 (proforma)
	£m	£m	£m
Europe	129.1	115.2	115.2
North America	93.4	91.1	91.1
Asia Pacific	3.1	2.9	2.9
Net operating assets	225.6	209.2	209.2
Goodwill - Europe	94.2	88.1	88.1
- Asia Pacific	28.6	6.8	6.8
Deferred consideration for acquisitions - Europe	(19.2)	(17.5)	(17.5)
- Asia Pacific	(12.5)	(5.0)	(5.0)
Cash at bank, short term deposits, less bank overdrafts and borrowings	79.6	21.3	21.3
Investment in own shares	3.3	-	-
Net funding balances with GUS group companies	-	192.1	-
Taxation (including deferred taxation)	0.4	(20.5)	(20.5)
Dividends payable - GUS group companies	(7.8)	-	-
Dividends payable - other Shareholders	(2.2)	-	-
Net assets	390.0	474.5	282.4

The acquisition of the business in Korea on 1 July 2002 increased net operating assets in the Asia Pacific region (and in the Wholesale and Retail business) by £5.9m as at 31 March 2003.

(ii) Geographical analysis - turnover by destination

	Year ended 31 March	
	2003	2002
	£m	£m
Europe	302.7	286.7
North America	140.5	110.5
Asia Pacific	147.0	100.1
Other	3.4	1.9
	593.6	499.2

3 Segmental analysis (continued)

(iii) Class of business analysis

(a) Turnover by class of business

	Year ended 31 March	
	2003	2002
	£m	£m
Wholesale	306.9	288.8
Retail	228.4	156.9
Wholesale and Retail	535.3	445.7
License	58.3	53.5
	593.6	499.2

The acquisition of the business in Korea on 1 July 2002 increased turnover in Wholesale and Retail by £18.2m in the year ended 31 March 2003.

An analysis of turnover by product category is shown below:

	Year ended 31 March	
	2003	2002
	£m	£m
Turnover analysis by product category		
Womenswear	197.9	165.2
Menswear	162.8	149.4
Accessories	169.5	125.8
Other	5.1	5.3
Wholesale and Retail	535.3	445.7
License	58.3	53.5

Total turnover	593.6	499.2
Number of directly operated stores, concessions and outlets open at 31 March	132	69

The acquisition of the business in Korea on 1 July 2002 increased the number of directly operated concessions by 46 and outlets by 1 as at the date of acquisition.

3 Segmental analysis (continued)

(iii) Class of business analysis (continued)

(b) Profit before taxation - analysis by class of business

	Year ended 31 March 2003	2002
	£m	£m
Wholesale and Retail	64.3	42.7
License	52.4	47.6
	116.7	90.3
Net interest expense	(0.9)	(0.5)
Foreign currency loss on loans with GUS group (pre-flotation)	(2.3)	(0.1)
Profit before goodwill amortisation, exceptional items and taxation	113.5	89.7
Goodwill amortisation - Wholesale and Retail	(6.4)	(4.9)
Exceptional items - Wholesale and Retail	(18.3)	-
- License	(3.7)	-
Profit before taxation	85.1	84.8

The results above are stated after the reallocation of certain costs.

The Wholesale and Retail business is managed in an integrated manner and therefore internal trading between these operations is not on a third-party basis in certain respects. The directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

'3 Segmental analysis (continued)

(iii) Class of business analysis (continued)

(c) Net assets - analysis by class of business

	At 31 March 2003 £m	2002 £m	2002 proforma £m
Wholesale and Retail	222.1	205.6	205.6
License	3.5	3.6	3.6
Net operating assets	225.6	209.2	209.2
Goodwill - Wholesale and Retail	122.8	94.9	94.9
Deferred consideration for acquisitions - Wholesale and Retail	(31.7)	(22.5)	(22.5)
Cash at bank, short term deposits, less bank overdrafts and borrowings	79.6	21.3	21.3
Investment in own shares	3.3	-	-
Net funding balances with GUS group companies	-	192.1	-
Taxation (including deferred taxation)	0.4	(20.5)	(20.5)
Dividends payable - GUS group companies	(7.8)	-	-
Dividends payable - other Shareholders	(2.2)	-	-
Net assets	390.0	474.5	282.4

4 Turnover and operating profit

	Year ended 31 March 2003			
	Pre goodwill amortisation and exceptional items	Exceptional items and goodwill amortisation	Total	Year ended 31 March 2002
	£m	£m	£m	£m
Turnover	593.6	-	593.6	499.2
Cost of sales	(261.3)	-	(261.3)	(248.1)
Gross profit	332.3	-	332.3	251.1
Distribution costs	(94.3)	(3.7)	(98.0)	(71.0)
Administrative - expenses	(122.5)	(18.3)	(140.8)	(91.8)
- goodwill amortisation	-	(6.4)	(6.4)	(4.9)
Other operating income	1.2	-	1.2	2.0
Operating profit	116.7	(28.4)	88.3	85.4

The incremental impact of the acquisition of the business in Korea on 1 July 2002 is shown in note 28.

Other operating income arises from sub-letting certain surplus leasehold properties. Burberry Group's ability to sublet these properties has expired or will expire at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

5 Profit on ordinary activities before taxation

	Year ended 31 March 2003 £m	2002 £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of tangible fixed assets	16.8	13.3
Fixed asset impairment charge relating to certain retail assets	2.1	0.6
Amortisation of goodwill	6.4	4.9
Amortisation of trademarks and other intellectual property	0.1	0.1
Employee costs (see note 7)	94.5	81.6
Loss on disposal of fixed assets	0.3	0.2
Property rental income under operating leases (see note 4)	(1.2)	(2.0)
Operating lease rentals - land and buildings	31.7	19.3
Auditors' remuneration		
- audit services (including £3,000 for the Company, 2002: £100)	0.8	0.5
- non-audit services	0.8	0.6
Net exchange gain on trading items	(1.3)	-
Exchange loss on loans with GUS group (pre flotation) (see note 9)	2.3	0.1

Auditor's remuneration for non-audit services in 2003 included £0.6m for tax related services and £0.2m for other matters. In addition, an amount of £0.1m was capitalised in 2003 (2002: £0.5m) in relation to acquisitions.

6 Exceptional items

The exceptional charge arising in the year ended 31 March 2003 consists of the following amounts:

	Year ended 31 March 2003 £m	2002 £m
Granting of awards under the Senior Executive Restricted Share Plan (the "RSP")	18.5	-
Employers' National Insurance liability arising on the RSP awards	2.1	-
Shares gifted to employees under the All Employee Share Plan	1.0	-

Other costs relating to the Initial Public Offer	0.4	-
	22.0	-

The associated tax credit relating to these exceptional items is £6.3m and the cash outflow during the year in relation to these items was £0.3m. These amounts have principally been included in purchase of own shares.

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP. The cost of granting options under the RSP is equal to the amount by which the fair value of ordinary shares exceeds the exercise price at the date of grant of options. As the exercise price of these options is nil, the cost of granting options under the RSP equals the fair value of ordinary shares at the date the options were granted (£2.30 per ordinary share). This cost has been recognised in the profit and loss account as no performance criteria (other than continued employment with Burberry Group) are attached to these options. The total cost of the RSP (£18.5m) does not give rise to a reduction in net assets as there is a compensating entry on consolidation to the capital reserve reflecting the anticipated issue of new ordinary shares. As no further awards will be made under the RSP, the consolidated profit and loss account of Burberry Group in future years will not be affected by the RSP (except in respect of reserve movements and the number of shares in issue for the purpose of calculating earnings per share).

The employers' National Insurance liability (or overseas equivalent) arising in respect of the RSP will become payable when the options are exercised by the individual employee. The basis of the exceptional charge recorded in the profit and loss account (£2.1m) is the employers' National Insurance (or overseas equivalent) arising on the fair value of the ordinary shares at the date the options were granted (£2.30 per ordinary share).

In addition, shares with a value totalling £1.0m were gifted to Burberry Group employees under an All Employee Share Plan on flotation. The cost of this gift has been recognised immediately as no performance criteria are attached.

All shares held in respect of the All Employee Share Plan and National Insurance liabilities (or overseas equivalent) are held in Employee Share Ownership Trusts ("ESOTs").

7 Employee costs

Staff costs, including directors' emoluments, during the year were as follows:

	Year ended 31 March 2003 £m	2002 £m
Wages and salaries	82.8	72.3
Social security costs	8.9	7.7
Other pension costs (see note 33)	2.8	1.6
Total	94.5	81.6

The average number of full time equivalent employees (including directors) during the year was as follows:

	Year ended 31 March 2003 Number of employees	2002 Number of employees*
Europe	2,594	2,531
North America	658	553
Asia Pacific	394	141
Total	3,646	3,225

*Amount has been restated to include 151 additional employees.

SAYE Share Option Scheme

A Save As You Earn (SAYE) share option scheme offering GUS plc shares was introduced for employees in the UK by GUS plc in the year ended 31 March 2001, with a further option scheme offered to all UK employees of GUS plc in the year ended 31 March 2003. The number of GUS plc shares subject to option held by Burberry Group employees (including a director of the Company) as at 31 March 2003 were as follows:

Period to exercise	Exercise price	Number of shares under option At 31 March 2003	At 31 March 2002
From 01.05.2004 to 31.10.2004	384.0p	210,549	251,005
From 01.05.2006 to 31.10.2006	384.0p	151,833	175,641
From 01.09.2005 to 28.02.2006	523.0p	51,127	-
From 01.09.2007 to 29.02.2008	523.0p	34,485	-
Total		447,994	426,646

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

7 Employee costs (continued)

Share options and awards

i GUS schemes

Share options have been granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share option Schemes during the years ended 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees (including those granted to directors of the Company) under these schemes are as follows:

Period of exercise	Exercise price	Number of share options at 31 March 2003	Number of share options at 31 March 2002
From 07.04.2003 to 07.04.2010	375.7p	172,612	172,612
From 11.06.2004 to 11.06.2011	612.7p	1,175,381	1,270,069
From 17.12.2004 to 17.12.2011	635.0p	180,526	180,526
Total		1,528,519	1,623,207

ii The Burberry Senior Executive Restricted Share Plan (the 'RSP')

On 11 July 2002 awards in respect of a total of 8,100,198 ordinary shares were made to directors and senior management under the RSP.

At 31 March 2003 awards in respect of a total of 8,055,198 ordinary shares remained outstanding and , 923,236 shares (with a cost of £2.1m) have been purchased by the Burberry ESOTs to cover the Employer's National Insurance liability or overseas equivalent arising on this plan. The cost of the RSP shares (including the shares acquired to cover Employer's National Insurance liability thereon) has been provided for as an exceptional item in the year to 31 March 2003. No shares were issued during the year in respect of the RSP.

Participant's awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme (including those granted to directors of the Company), in respect of ordinary shares of the Company are as follows:

Period of exercise	Exercise price	Number of shares
From 11.07.2005 to 11.07.2012	nil	4,027,600

From 11.07.2006 to 11.07.2012	nil	2,013,799
From 11.07.2007 to 11.07.2012	nil	2,013,799
Total		8,055,198

iii The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 awards in respect of a total of 5,955,198 ordinary shares were made to directors and senior management under the IPO Option Scheme.

At 31 March 2003 awards in respect of a total of 5,830,198 ordinary shares remained outstanding and, 490,097 shares (with a cost of £1.2m) have been purchased by the Burberry ESOTs to hedge the Employer's National Insurance liability or overseas equivalent that may arise in respect of this scheme. No shares were issued during the year in respect of the share options granted.

7 Employee costs (continued)

iii The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme") (continued)

Participant's awards were made in the form of options with an exercise price equal to the price on flotation, 230 pence per share. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of ordinary shares of the Company are as follows:

Period of exercise	Exercise price	Number of shares
From 11.07.2003 to 11.07.2012	230.0p	1,943,399
From 11.07.2004 to 11.07.2012	230.0p	1,943,399
From 11.07.2005 to 11.07.2012	230.0p	1,943,400
Total		5,830,198

iv All Employee Share Offer

On flotation all employees were offered shares in the Company under the All Employee Share Plan. A total of 413,700 shares with a value of £1.0m were awarded to employees, and the options over the awards have an exercise price of nil.

On flotation the Company purchased 421,450 shares at an aggregate cost of

£969,335 in respect of these awards and the Employer's National Insurance liability or overseas equivalent arising thereon. These shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry International Free Share Plan. The shares must be held in trust between three and five years. The cost of these shares has been written off as an exceptional item in the year to 31 March 2003.

The awards granted and remaining outstanding under this scheme as at 31 March 2003 (nil in respect of the directors of the Company) in respect of ordinary shares in the Company are as follows:

	Exercise price	Number of shares
Burberry Group Share Incentive Plan	nil	241,700
Burberry International Free Share Plan	nil	158,600
Total		400,300

8 Interest and similar income

	Year ended 31 March	
	2003	2002
	£m	£m
Dividend income from trade investment	0.1	-
Bank interest income	0.8	0.5
Interest income from GUS group companies	0.9	4.5
Interest receivable and similar income	1.7	5.0
Total	1.8	5.0

Interest income up to the date of flotation in July 2002 was affected by the financing arrangements within the GUS group, and is not necessarily representative of the interest income that would have been reported had Burberry Group been independent.

9 Interest expense and similar charges

	Year ended 31 March	
	2003	2002
	£m	£m
On bank loans and overdrafts	1.2	0.9
Interest expense to GUS group companies	1.5	4.6
	2.7	5.5

Foreign exchange loss on loans to GUS group companies	2.3	0.1
Total	5.0	5.6

Interest expense up to the date of flotation in July 2002 was affected by the financing arrangements within the GUS group, and is not necessarily representative of the interest that would have been reported had Burberry Group been independent.

The foreign exchange losses on loans to GUS group companies have been recorded in the profit and loss account of Burberry Group as loans were made by Burberry Group companies to hedge the net assets of other GUS group companies. These losses relate to loans that existed prior to flotation and which were settled before or on flotation.

10 Taxation

	Year ended 31 March 2003 £m	2002 £m
Analysis of charge for the year		
Current tax		
UK corporation tax		
Current tax on income for the year ended 31 March 2003 at 30% (2002: 30%)	23.3	21.1
Double taxation relief	(6.5)	(6.0)
	16.8	15.1
Foreign tax		
Current tax on income for the year	22.4	12.8
Adjustments in respect of prior years	-	0.3
Total current tax	39.2	28.2
Deferred tax		
UK deferred tax		
Origination and reversal of timing differences	(7.1)	(0.3)
Adjustments in respect of prior years	-	(0.6)
	(7.1)	(0.9)
Foreign deferred tax		
Origination and reversal of timing differences	-	0.5
Adjustments in respect of prior years	0.8	0.5
Total deferred tax	(6.3)	0.1
Tax on profit on ordinary activities	32.9	28.3

10 Taxation (continued)

The tax rate applicable on profit on ordinary activities varied from the

standard rate of corporation tax in the UK due to the following factors:

	Year ended 31 March 2003 £m	2002 £m
Tax at 30% on profit before taxation	25.5	25.4
Rate adjustments relating to overseas profits	(0.9)	0.8
Permanent disallowables	1.3	-
Tax losses utilised	(0.2)	(1.7)
Tax losses not utilised	2.8	1.7
Goodwill amortisation not deductible	2.0	1.6
Tax arising on exceptional items	0.2	-
Adjustments in respect of prior years	-	0.3
Timing differences	7.1	0.1
Other	1.4	-
Total current tax	39.2	28.2

Burberry has commenced proceedings with the Competent Authorities with regard to resolving transfer pricing of internal sales between the United Kingdom and USA. As part of the agreements with GUS, any liability which arises and relates to matters prior to 31 March 2002 will be met by GUS. From 1 April 2002 any liability will be due by the Burberry Group. No provision has been made for additional taxation arising for these proceedings as none is anticipated overall.

11 Profit on ordinary activities after taxation

Profit on ordinary activities after taxation but before dividends payable includes £28.5m (2002: £171.0m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

12 Dividends

Ordinary dividends (Equity)

		Year ended 31 March 2003 £m	2002 £m
Dividend paid to GUS group (pre flotation)		219.0	-
Interim dividend paid (1.0p per share)	- GUS group	3.9	-
	- other Shareholders	1.1	

Final dividend proposed (2.0p per share)	- GUS group	7.8	-
	- other Shareholders	2.2	
Total		234.0	-

On 14 June 2002, prior to flotation, Burberry Group paid a dividend of £219.0m to GUS group as part of the Burberry Group reorganisation.

Preference dividends (Non-Equity)

On 31 March 2003 Burberry Group paid a total preference dividend of £18,454 (0.001p per preference share) to GUS group on the redeemable preference shares issued prior to flotation (see note 23 for further details).

13 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of ordinary shares in issue during the period since flotation.

Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the group. The calculation of diluted earnings per share reflects the dilutive effect of the Restricted Share Plan ("RSP").

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Profit on ordinary activities after taxation, but before amortisation of goodwill and exceptional items	74.1	61.4
Effect of amortisation of goodwill (net of attributable taxation)	(6.2)	(4.9)
Effect of exceptional items (net of attributable taxation)	(15.7)	-
Profit on ordinary activities after taxation	52.2	56.5

The weighted average number of ordinary shares for 2003 represents the number of Burberry Group plc ordinary shares in issue at flotation through to 31 March 2003 (2002: number of Burberry Group plc shares in issue at flotation) excluding ordinary shares held in Burberry Group's ESOTs.

Diluted earnings per share for the relevant financial period is based on the weighted average number of ordinary shares in issue at flotation through to 31 March 2003 (excluding any ordinary shares held in Burberry Group's ESOTs), together with the awards made under the RSP (which will have a dilutive effect when exercised) and assuming the full vesting of all outstanding awards.

	Year ended 31 March 2003	2002
	Millions	Millions
Weighted average number of ordinary shares in issue during the year	498.1	498.2
Dilutive effect of the RSP	8.1	8.1
Diluted weighted average number of ordinary shares in issue during the year	506.2	506.3

	Year ended 31 March 2003	2002
Basic earnings per share	Pence	Pence
Basic earnings per share before amortisation of goodwill and exceptional items	14.9	12.3
Effect of amortisation of goodwill	(1.2)	(1.0)
Effect of exceptional items	(3.2)	-
Basic earnings per share	10.5	11.3

	Year ended 31 March 2003	2002
Diluted earnings per share	Pence	Pence
Diluted earnings per share before amortisation of goodwill and exceptional items	14.6	12.1
Effect of amortisation of goodwill	(1.2)	(1.0)
Effect of exceptional items	(3.1)	-
Diluted earnings per share	10.3	11.1

14 Intangible assets

	Goodwill	Trademarks and other intellectual property	Total
	£m	£m	£m
Cost			
At 1 April 2002	103.3	1.1	104.4
Effect of foreign exchange rate changes	10.1	-	10.1
Additions	25.5	0.1	25.6
At 31 March 2003	138.9	1.2	140.1
Amortisation			
At 1 April 2002	8.4	0.2	8.6
Effect of foreign exchange rate changes	1.3	-	1.3
Charge for the year	6.4	0.1	6.5
At 31 March 2003	16.1	0.3	16.4
Net book value			
At 31 March 2003	122.8	0.9	123.7

At 31 March 2002	94.9	0.9	95.8

15 Tangible fixed assets

	Freehold land and buildings	Leasehold land and buildings less than 50 years	Fixtures, fittings and equipment	Assets in the course of construction	Total
Cost or valuation	£m	£m	£m	£m	£m
At 1 April 2002	95.9	27.8	57.5	1.4	182.6
Effect of foreign exchange rate changes	(0.6)	(1.6)	1.4	0.1	(0.7)
Acquisition of subsidiaries	-	-	0.5	-	0.5
Additions	0.7	34.7	21.0	0.9	57.3
Reclassifications	(4.8)	-	6.2	(1.4)	-
Disposals	-	(0.7)	(1.2)	-	(1.9)
At 31 March 2003	91.2	60.2	85.4	1.0	237.8
Depreciation	£m	£m	£m	£m	£m
At 1 April 2002	12.7	11.2	34.3	-	58.2
Effect of foreign exchange rate changes	0.5	(0.8)	1.0	-	0.7
Provided in year	2.8	3.5	10.5	-	16.8
Impairment charge on certain retail assets	-	0.2	1.9	-	2.1
Reclassifications	(2.3)	-	2.3	-	-
Disposals	-	(0.3)	(1.1)	-	(1.4)
At 31 March 2003	13.7	13.8	48.9	-	76.4
Net book value					
At 31 March 2003	77.5	46.4	36.5	1.0	161.4
At 31 March 2002	83.2	16.6	23.2	1.4	124.4

During the year ended 31 March 2003 certain retail assets became impaired and the cost of these assets were written down. The impairment charge was based on a review of the value of the assets in use and was determined in accordance with FRS 11. The discount rate used in these calculations was 15% and applied to the pre-tax cash flows attributable to these assets.

Certain properties were revalued at 31 March 1996 and are included at their

valuation at this date less depreciation. Other properties are included at cost. The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

	At 31 March 2003	At 31 March 2002
Freehold and leasehold land and buildings held at revalued amount	£m	£m
Revalued amount	29.4	30.3
Aggregate depreciation	(5.3)	(5.1)
Net book value	24.1	25.2

15 Tangible fixed assets (continued)

If the revalued assets were stated on the historical cost basis, the amounts would be:

	At 31 March 2003	At 31 March 2002
Freehold and leasehold land and buildings at historical cost	£m	£m
Historical cost	8.6	9.4
Aggregate depreciation	(5.1)	(5.6)
Net book value based on historical cost	3.5	3.8

16 Investments

Group

	Interest in own shares			
	Number of shares	Net book value	Trade investment cost and net book value	Total
	2003	2003	2003	2003
	Number	£m	£m	£m
As at 1 April 2002	-	-	0.1	0.1
Additions - on flotation	1.8	4.3	-	4.3
Additions - post flotation	0.5	1.2	-	1.2
Shares written off (All Employee Share Plan)	-	(2.2)	-	(2.2)
At 31 March 2003	2.3	3.3	0.1	3.4

Company

Interest in own shares

	Number of shares	Net book value	Group undertakings cost and net book value	Total
	2003	2003	2003	2003
	Number	£m	£m	£m
At 1 April 2002	-	-	169.5	169.5
Effect of foreign exchange rate changes	-	-	(0.1)	(0.1)
Provision against investments	-	-	(1.7)	(1.7)
Additions - on flotation	1.8	4.3	955.8	960.1
Additions - post flotation	0.5	1.2	-	(1.2)
Shares written off (All Employee Share Plan)	-	(2.2)	-	(2.2)
Disposals	-	-	(155.5)	(155.5)
At 31 March 2003	2.3	3.3	968.0	971.3

Investment in own shares represents the cost of 1,413,333 of the Company's ordinary shares (nominal value of £707) purchased in July 2002, which amounts to 0.3% of the called up share capital. These shares have been acquired by the Burberry Group ESOTs in the open market using funds provided by Burberry Group companies to meet Employer's National Insurance obligations arising on the RSP and IPO share option awards. The Burberry Group ESOTs have waived their entitlement to dividends of £16,741.

In addition, the Company purchased 421,450 shares in July 2002 and 500,000 shares in March 2003, for a total cost of £2,193,885, to meet the Company's obligations in respect of awards made (or proposed as at 31 March 2003) to employees under the All Employee Share Plan. These shares were acquired by the Burberry Group plc ESOP Trust and The Burberry Group plc Share Incentive Plan in the open market using funds provided by Burberry Group companies. The cost of these shares has been written off, as they have been or will be gifted unconditionally to employees.

16 Investments (continued)

The costs of funding and administering the trusts are charged to the profit and loss account of Burberry Group in the period to which they relate. The market value of all own shares held at 31 March 2003 was £5.5m.

The trade investment represents an investment in Suit Spain S.L, a clothing

manufacturing company incorporated in Spain in which the Burberry Group holds a 21.5% share of its ordinary share capital. The Burberry Group does not exercise any significant influence on the financial and operating decisions of the company.

17 Stock

	At 31 March	
	2003	2002
	£m	£m
Raw materials	13.6	15.2
Work in progress	7.2	6.2
Finished goods	63.0	60.9
Total	83.8	82.3

There is no significant difference between the replacement cost of stock and the amounts shown above, on the basis that stock subject to provisioning would not be replaced, and is therefore excluded from this calculation.

18 Debtors

	Group At 31 March			Company At 31 March	
	2003	2002	2002	2003	2002
	£m	£m	(proforma) £m		
Amounts falling due within one year:					
Trade debtors	86.1	77.7	77.7	-	-
Other debtors	1.1	0.9	0.9	-	-
Prepayments and accrued income	11.3	12.1	12.1	-	-
Corporation tax	3.4	0.6	0.6	2.1	-
Trading balances owed by GUS group companies	0.2	0.3	-	-	-
Funding balances owed by GUS group companies (pre flotation)	-	298.8	-	-	187.4
Companies/assets to be disposed (on flotation)	-	8.3	-	-	-
Amounts receivable from subsidiary companies	-	-	-	18.1	-
	102.1	398.7	91.6	20.2	187.4

Amounts falling due after one year:

Deferred tax assets	18.3	7.8	7.8	-	-
Corporation tax	0.8	-	-	-	-
Other debtors	0.8	-	-	-	-
Amounts receivable from subsidiary companies	-	-	-	149.0	55.9
Total	122.0	406.5	99.4	169.2	243.3

18 Debtors (continued)

Deferred tax assets

	£m
Balance at 1 April 2002	7.8
Exchange adjustments	(0.2)
Credited/(charged) to the profit and loss account	6.3
Acquisition of subsidiaries	2.4
Other movements	2.0
Balance at 31 March 2003	18.3

The deferred tax asset recorded in each year arises from timing differences which are expected to reverse in the foreseeable future.

The analysis of the deferred tax assets is shown below:

	At 31 March	
	2003	2002
	£m	£m
Accelerated capital allowances	0.4	0.5
Unrealised stock profit and other stock provisions	8.2	2.3
Share schemes	6.3	-
Net operating losses	0.3	0.1
Other short term timing differences	3.1	4.9
Undiscounted deferred tax assets	18.3	7.8

19 Cash and short term deposits

	At 31 March	
	2003	2002
	£m	£m
Cash	37.2	27.8

Short term deposits (see note 32)	49.4	2.4
Total	86.6	30.2

20 Creditors - amounts falling due within one year

	Group			Company	
	At 31 March			At 31 March	
	2003	2002	2002 (proforma)	2003	2002
	£m	£m	£m	£m	£m
Secured:					
Bank loans (see note 32)	-	8.2	8.2	-	-
Unsecured:					
Bank loans and overdrafts (see note 32)	7.0	0.7	0.7	-	-
Trade creditors	26.9	27.0	27.0	-	-
Dividends payable - GUS group	7.8	-	-	7.8	-
Dividends payable - other Shareholders	2.2	-	-	2.2	-
Trading balances owed to GUS group companies	5.1	0.3	0.3	-	-
Funding balances owed to GUS group companies (pre flotation)	-	115.0	-	-	-
Amounts due to subsidiary companies	-	-	-	52.4	-
Corporation tax (UK and overseas)	22.1	28.9	28.9	-	3.8
Other taxes and social security costs	4.6	4.0	4.0	-	-
Other creditors	18.4	17.0	17.0	-	-
Accruals and deferred income	54.5	37.3	37.3	0.4	-
Deferred consideration for acquisitions	2.5	2.5	2.5	-	-
Total	151.1	240.9	125.9	62.8	3.8

Bank loans and overdrafts at 31 March 2003 represent unpresented cheques. The secured borrowings as at 31 March 2002 related to a specific freehold property and specific trade debtors.

21 Creditors - amounts falling due after more than one year

	Group		Company	
	At 31 March		At 31 March	
	2003	2002	2003	2002
	£m	£m	£m	£m
Unsecured:				
Other creditors, accruals and deferred income	6.0	3.1	-	-

Deferred consideration for acquisitions	29.2	20.0	-	-
Amounts due to subsidiary companies	-	-	98.6	-
Total	35.2	23.1	98.6	-

Deferred consideration due after more than one year arises from the acquisitions of two businesses, Burberry (Spain) S.A. and Mercader y Casadevall S.A. and the trade and certain assets of the Burberry business in Korea. The amounts due in relation to the acquisition of Burberry (Spain) S.A as at 31 March 2003 of £19.2m (2002: £17.5m) relate to an earn out agreement and is payable in cash, inter alia dependent upon the achievement of trading results in aggregate for the five years ending 31 March 2005. The consideration payable may vary from nil to a maximum of euro41.1m (£28.3m). Any incremental amounts arising since 31 March 2002 have been charged to the profit and loss account.

22 Provisions for liabilities and charges

	Pension obligations £m	Other £m	Total £m
At 31 March 2002	0.3	0.5	0.8
Utilised	-	(0.3)	(0.3)
Charged to profit and loss account	0.1	4.0	4.1
At 31 March 2003	0.4	4.2	4.6

Information on pension obligations is set out in note 33 and relates to the retirement indemnities in France. Other amounts mainly relate to property obligations which are expected to be utilised over a 3 year period.

23 Called up share capital

Group and Company

Authorised share capital	2003 £m	2002 £m
1,999,999,998,000 (2002: 1,000,000,000) ordinary shares of 0.05p (2002: £1) each	1,000.0	1,000.0
1,600,000,000 redeemable preferred shares of 0.05p each	0.8	-
Total	1,000.8	1,000.0

	2003 Number	2003 £m
Allotted, called up and fully paid share capital		
Ordinary shares of 0.05p each (2002: £1 each)		
At 1 April 2002	500	-
Allotted to GUS group companies (pre flotation)	49,501	-
Allotted to GUS group companies on share split (pre flotation)	99,951,999	-
Allotted to GUS group companies on rights issue (pre flotation)	287,638,400	0.2
Allotted on flotation	112,359,600	0.1
At 31 March 2003	500,000,000	0.3
Redeemable preference shares of 0.05p each		
At 1 April 2002	-	-
Allotted to GUS group companies (pre flotation)	1,600,000,000	0.8
At 31 March 2003	1,600,000,000	0.8
Total called up ordinary and preference share capital		1.1

Prior to re-registering from Burberry Group Limited to Burberry Group plc the company had a share split and the nominal value of shares in issue was reduced from 100p per share to 0.05p per share.

23 Called up share capital (continued)

Redeemable preference share capital

Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and are held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Company's ordinary shares once the total dividend on those ordinary shares that has been paid in any financial year reaches £100,000 per ordinary share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full for their face value and any dividends accruing up to 14 June 2007.

On a return of capital on winding-up or otherwise (other than on redemption or purchase of shares), the holders of the preference shares shall be entitled in priority to any payment to the holders of any other class of shares to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the preference shares held by them respectively.

24 Reserves

Group

	Share premium account	Revaluation reserve	Capital reserve	Other reserve	Profit and loss account
	£m	£m	£m	£m	£m
At 1 April 2002	89.4	25.5	23.3	-	336.3
Translation differences	-	(0.3)	(1.3)	-	2.3
Share premium arising in the year	736.9	-	-	-	-
Capital reduction	(704.1)	-	-	704.1	-
Capital reserve arising on RSP	-	-	18.5	-	-
Loss for the year	-	-	-	-	(181.8)
Other movements relating to flotation	-	-	6.6	-	(666.5)
At 31 March 2003	122.2	25.2	47.1	704.1	(509.7)

Company

	Share premium account	Other reserve	Profit and loss account
	£m	£m	£m
At 1 April 2002	89.4	-	319.6
Loss for the year	-	-	(205.5)
Share premium arising in the year	736.9	-	-
Capital reduction	(704.1)	704.1	-
Waiver of GUS group balances	-	-	37.6
At 31 March 2003	122.2	704.1	151.7

Issue costs of £7.9m have been offset against the share premium arising in the year.

24 Reserves (continued)

The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc as at the date of the capital reduction have been settled fully. The negative profit and loss account

balance arising on consolidation resulted from the reorganisation of Burberry Group immediately prior to flotation (See Note 1 "Burberry Group Reorganisation"). This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.

Dividend distributions are dependent on the Company's accumulated profit and loss account. As at 31 March 2003 the profit and loss account of Burberry Group plc was £151.7m (2002: £319.6m).

Based upon the market price for Burberry Group shares at the year end, the expected impact on Burberry Group's consolidated profit and loss account of the RSP and IPO Option Scheme is a charge of £0.8m which would be taken direct to reserves. However, as this will be offset by an increase in share capital and share premium, there will be no net impact on Burberry Group's consolidated Shareholders' Funds.

25 Analysis of movement in net funds

	At 1 April 2002 £m	Cash flow £m	Other non-cash movements - interest and taxation £m	Waiver of GUS group balances £m	Exchange movements £m	At 31 March 2003 £m
Cash balances	27.8	9.3	-	-	0.1	37.2
Overdrafts	(0.7)	(6.3)	-	-	-	(7.0)
	27.1	3.0	-	-	0.1	30.2
Bank loans due within year	(8.2)	7.9	-	-	0.3	-
GUS group balances	192.3	(195.6)	(24.8)	37.6	(9.5)	-
Liquid resources: Short term deposits	2.4	47.3	-	-	(0.3)	49.4
Total	213.6	(137.4)	(24.8)	37.6	(9.4)	79.6

*Bank loans and overdrafts at 31 March 2003 represent unpresented cheques.

Liquid resources as at 31 March 2003 comprise short term deposits and cash balances (principally denominated in Sterling, US and Hong Kong dollars) placed with banks and liquidity funds.

26 Reconciliation of net cash flow to movement in net funds

	Year to 31 March 2003 £m	Year to 31 March 2002 £m
Increase in cash (see note 25)	3.0	11.0
Cash outflow from movement in external borrowings	7.9	2.6
Cash outflow from movement in liquid resources	47.3	2.4
Cash (inflow)/outflow arising from GUS group net balances	(195.6)	12.7
Movement in net funds resulting from cash flows	(137.4)	28.7
Non-cash movements on GUS group balances		
- tax and interest	(24.8)	(0.2)
- waiver of balances by GUS group	37.6	-
Exchange movements	(9.4)	0.1
Movement in net funds	(134.0)	28.6
Net funds at beginning of period	213.6	185.0
Net funds at end of period (see note 25)	79.6	213.6

27 Analysis of net funds

	As at 31 March 2003 £m	As at 31 March 2002 £m
Cash and short term deposits	86.6	30.2
Unsecured bank loans and overdrafts*	(7.0)	(0.7)
Secured bank loans due within one year	-	(8.2)
GUS group balances	-	192.3
Net funds at end of period (see note 25)	79.6	213.6

*Bank loans and overdrafts at 31 March 2003 represent unpresented cheques.

28 Acquisition

Acquisition of the assets and business based in Korea ("the Korean acquisition")

On 1 July 2002 Burberry Group purchased the Burberry trade and certain assets and liabilities of Euro Trading Limited, a Korean business which retailed Burberry merchandise in Korea and provided certain other distribution and selling services. The business and certain assets and liabilities were acquired by Burberry Korea Limited ("Burberry Korea") for a total consideration of £34.3m, including deferred consideration of £10.0m payable in June 2007.

The total adjustments required to the book values of the assets and liabilities acquired in order to present these amounts purchased at fair values are set out

in this note, together with the resultant amounts of goodwill arising. These purchases have been accounted for as acquisitions.

28 Acquisition (continued)

The following financial information sets out the results of the Korean business in the period from the date of acquisition to 31 March 2003, as well as the incremental impact on Burberry Group as a result of the acquisition:

	1 July 2002 to 31 March 2003	Burberry Group transactions eliminated	Incremental impact of acquisition
	£m	£m	£m
Turnover	37.9	(19.7)	18.2
Cost of sales	(22.0)	19.7	(2.3)
Gross profit	15.9	-	15.9
Net operating expenses	(12.3)	-	(12.3)
Operating profit before interest, amortisation, exceptional items and taxation	3.6	-	3.6
Amortisation of goodwill	(1.0)	-	(1.0)
Interest	(0.8)	0.2	(0.6)
Exceptional items	(0.1)	-	(0.1)
Profit before taxation	1.7	0.2	1.9
Taxation	(0.8)	-	(0.8)
Profit after taxation and retained profit for the period	0.9	0.2	1.1

The turnover and profit after taxation in the year ended 30 June 2002 of Burberry Korea relating to the assets and liabilities purchased were £38.6m and £5.3m respectively. These figures have been prepared in relation to the assets acquired rather than the entire asset base of the relevant company. The post acquisition cost structure of the business is different from that which existed prior to 1 July 2002. Accordingly these results are not necessarily representative of those that may arise in future periods. Included in the amounts above are purchases of £14.5m, commission income of £3.5m and advertising and promotion subsidies of £1.3m from businesses which are part of Burberry Group.

The business had no recognised gains and losses other than those included in the profit and loss account and therefore no separate statement of total recognised gains and losses has been presented.

Burberry Korea	Book value £m	Fair value adjustments £m	Fair value £m
Tangible fixed assets	0.5	-	0.5
Stock	14.1	(8.4)	5.7
Debtors	0.1	2.4	2.5
Creditors	(0.7)	-	(0.7)
Assets acquired			8.0
Goodwill			26.3
Consideration			34.3
Satisfied by:			
Cash			24.3
Deferred consideration			10.0
Total			34.3

28 Acquisition (continued)

The value of the tangible fixed assets, stock, debtors and creditors at 1 July 2002 is taken from the accounts of the acquired business at that date, at exchange rates ruling on that date. The fair value adjustments recorded in respect of stock relate to unrealised profit in stock at the date of acquisition and provision for aged and obsolescent stock in accordance with Burberry Group accounting policy. The related deferred tax asset is reflected within debtors. These fair value adjustments are provisional, as they may be affected by the sale of the relevant stock acquired and will be finalised at 31 March 2004.

The directors of Burberry Group consider that the estimated useful economic life of the acquired goodwill arising on the assets purchased is not less than 20 years as a result of the established nature of the Burberry brand in this market.

Pre-acquisition related party transactions

Prior to the acquisition, the business in Korea made product purchases from, and received commission payments and contributions for advertising costs from, other Burberry Group companies.

The amount due to Burberry Korea for contributions for advertising costs and commissions was £0.5m in the quarter ended 30 June 2002. Product purchases from Burberry Group amounting to £3.9m were made by Burberry Korea in the quarter ended 30 June 2002.

Impact of the acquisition on cashflows

The subsequent impact on Burberry Group's cashflow statement as a result of the acquisition of the assets and liabilities of the Korean business in the year is shown below:

	Year ended 31 March 2003 £m
Net cash inflow from operating activities	2.3
Interest paid	(0.6)
Purchase of tangible fixed assets	(0.4)
Cash inflow before use of liquid resources and financing	1.3

29 Financial commitments

Burberry Group had annual commitments under non-cancellable operating leases as follows:

	As at 31 March	
	2003	2002
Land and buildings	£m	£m
Expiry date:		
In one year	1.9	2.1
Between two and five years	6.3	4.8
After five years	9.4	8.7
	17.6	15.6

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the profit and loss account may be materially higher than the financial commitment at the prior year end.

30 Capital commitments

Capital commitments contracted but not provided for by Burberry Group as at 31 March 2003 amounted to £6.9m (2002: £35.3m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure

projects where activity has commenced by the year end.

At 31 March 2002 capital commitments included an amount of £8.2m relating to a conditional contract to purchase a retail property lease. This purchase was completed in the year ended 31 March 2003.

31 Contingent liabilities

Under the GUS group UK tax payment arrangements, Burberry Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability; but such expense has been minimal in prior years.

A claim for £2.4m has been received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001. As reported in the Listing Particulars, Burberry Group intends to defend its position and has made appropriate provision for the outcome of this dispute.

In the year ended 31 March 2002, Burberry Group received an invoice in respect of construction works at the Bond Street site from its former lessor totalling £0.5m. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group intends to defend its position.

32 Financial instruments

Prior to Burberry Group's flotation in July 2002, the financial risk management of Burberry Group was controlled by GUS plc and co-ordinated with the overall risk management of GUS group. Up to flotation, Burberry Group's financial instruments consisted primarily of cash, borrowings and amounts loaned to and borrowed from other GUS group companies, with the interest rates set by GUS plc.

The proceeds received by Burberry Group plc on flotation on the London Stock Exchange were used to repay, in cash, the funding balances held between GUS group companies and Burberry Group. After flotation, Burberry Group's financial instruments consisted primarily of cash, short term deposits, borrowings and foreign exchange contracts used to manage currency exposures.

Financial risk management

The policies that have been adopted since flotation in July 2002 are as follows:

Liquidity and treasury management

Burberry Group's management seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Burberry Group's treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements. Prior to flotation these risks were monitored by GUS group's treasury function.

Currency risk management

Burberry Group's management has monitored the desirability of hedging the profits and net assets of overseas subsidiaries when translated into sterling for reporting purposes. It has not entered into any specific transactions for this purpose since flotation.

Burberry Group's profit and loss account is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts.

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, Burberry Group manages these exposures, by the use of Yen and Euro forward exchange contracts for a period of 12 months and up to 24 months respectively in advance. In addition, Burberry Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. The hedging activity involves the use of spot and forward currency instruments.

32 Financial instruments (continued)

Financial risk management (continued)

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

	As at 31 March	
	2003	2002
	Book and Fair value	Book and Fair value
	£m	£m
Primary financial instruments held or issued to finance the Group's operations:		
Investments	0.1	0.1
Cash at bank and in hand	37.2	27.8
Short term deposits	49.4	2.4
Loans to GUS group companies	-	298.8
Total Financial Assets	86.7	329.1
Bank loans and overdrafts	(7.0)	(8.9)
Short term loans from GUS group companies	-	(20.6)
Long term loans from GUS group companies	-	(94.4)
Other financial liabilities	(40.2)	(23.9)
Total Financial Liabilities	(47.2)	(147.8)
Total Net Financial Investments	39.5	181.3

	2003	2002
	£m	£m
Derivative financial instruments held to manage the currency profile:		
Forward foreign currency contracts		
- Book value	-	-
- Fair value	5.5	1.9

32 Financial instruments (continued)

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged at an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

i) The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year end spot exchange rates.

iii) Prior to flotation, short and long term loans to and from GUS group

companies were a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of the amounts payable or receivable. These amounts were used to fund the Burberry Group. On flotation these balances were settled in cash. The fair value of these balances did not materially vary from the book value as the non-floating rate balances were primarily repayable on demand.

(b) Interest rate risk profile

Financial assets

The interest rate risk profile of Burberry Group's financial assets (excluding investments) by currency is as follows:

	Cash at bank and in hand	Short term deposits	Loans to GUS group companies	Total
Currency	£m	£m	£m	£m
At 31 March 2003				
Sterling	5.7	21.8	-	27.5
US Dollars	3.7	7.9	-	11.6
Euros	20.2	14.3	-	34.5
Other currencies	7.6	5.4	-	13.0
Total	37.2	49.4	-	86.6
Floating rate assets	36.3	49.4	-	85.7
Balances for which no interest is paid	0.9	-	-	0.9
At 31 March 2002				
Sterling	1.7	-	155.7	157.4
US dollars	12.2	1.6	121.0	134.8
Euros	9.9	-	9.5	19.4
Other currencies	4.0	0.8	12.6	17.4
Total	27.8	2.4	298.8	329.0
Floating rate assets	27.3	2.4	297.8	327.5
Fixed rate assets	0.5	-	-	0.5
Balances for which no interest is paid	-	-	1.0	1.0

Balances for which no interest is paid is made up of Sterling (£0.7m, 2002: £1.0m) and Euros (£0.2m, 2002: £nil).

32 Financial instruments (continued)

(b) Interest rate risk profile (continued)

In addition to the above, the investment of £0.1m at 31 March 2003 (2002: £0.1m) meets the definition of a financial asset. No interest is receivable on this Euro denominated financial asset.

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Financial liabilities

The interest rate risk profile of Burberry Group's financial liabilities by currency at 31 March is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is payable	Total
Currency	£m	£m	£m	£m
At 31 March 2003				
Sterling	3.1	-	7.2	10.3
US dollars	0.3	-	2.4	2.7
Euro	4.4	-	29.6	34.0
Other currencies	-	-	0.2	0.2
Total	7.8	-	39.4	47.2
At 31 March 2002				
Sterling	0.7	-	6.1	6.8
US dollars	12.0	6.2	1.2	19.4
Euros	96.6	-	17.8	114.4
Other currencies	2.2	-	5.0	7.2
Total	111.5	6.2	30.1	147.8

The floating rate financial liabilities at 31 March 2003 and 2002 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities include preference shares of a total value of £0.8m and overdraft balances of £7.0m. See note 23 for further details regarding the preference shares.

32 Financial instruments (continued)

(c) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account, except where they hedge an investment in an overseas subsidiary of Burberry Group.

	Net foreign currency monetary assets/(liabilities)				
	Sterling	US dollar	Euro	Other currencies	Total
	£m	£m	£m	£m	£m
At 31 March 2003					
Functional currency of operation:					
Sterling	-	(2.2)	29.0	4.7	31.5
US dollar	(0.7)	-	(0.7)	-	(1.4)
Euro	(2.9)	0.1	-	(0.1)	(2.9)
Other currencies	8.0	3.9	(0.1)	-	11.8
Total	4.4	1.8	28.2	4.6	39.0
Year ended 31 March 2002					
Functional currency of operation:					
Sterling	-	0.2	11.4	0.7	12.3
US dollar	(8.9)	-	(1.3)	-	(10.2)
Euro	-	(0.3)	-	0.5	0.2
Other currencies	(0.5)	(0.7)	-	(0.1)	(1.3)
Total	(9.4)	(0.8)	10.1	1.1	1.0

32 Financial instruments (continued)

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short-term trade creditors and accruals at 31 March, was as follows:

At 31 March 2003	Debt	Non-equity shares	Deferred consideration	Other financial liabilities	Total
	£m	£m	£m	£m	£m
In one year or less, or on demand	7.0	-	2.5	1.3	10.8
In more than one year but not more than two years	-	-	-	1.7	1.7
In more than two years but not more than five years	-	0.8	29.2	3.3	33.3
In more than five years	-	-	-	1.4	1.4
	7.0	0.8	31.7	7.7	47.2

At 31 March 2002	Debt	Deferred consideration	Other financial liabilities	Total
	£m	£m	£m	£m
In one year or less, or on demand	29.5	2.5	-	32.0
In more than one year but not more than two years	-	2.5	-	2.5
In more than two years but not more than five years	94.4	17.5	0.4	112.3
In more than five years	-	-	1.0	1.0
	123.9	22.5	1.4	147.8

Debt balances as at 31 March 2003 relate to overdrafts and are repayable on demand.

Non equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 23 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities (£2.4m), amounts payable in respect of the acquisition of Burberry (Spain) S.A. (£1.0m), which are both included in other creditors falling due after one year, and provision for onerous lease obligations (£4.0m) which is included in provisions.

32 Financial instruments (continued)

(e) Borrowing facilities

Prior to flotation, the facilities available to Burberry Group were controlled by GUS plc. These facilities enabled Burberry Group to finance its working capital requirements and for major capital projects.

A committed unsecured facility of £150m was agreed with GUS plc commencing on 11 July 2002. Subsequent to the year end, this facility has been revised, with its amount reduced to £75m, and its committed term extended to July 2006.

(f) Hedging

Under Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial statements and an analysis of these is shown below:

	Unrecognised gains £m	Unrecognised losses £m	Total net unrecognised gains/(losses) £m
Gains and losses on hedges at 1 April 2002	3.1	(1.2)	1.9
Arising before 1 April 2002 included in 2003 income	(3.1)	1.1	(2.0)
Arising before 1 April 2002 and not included in current year income	0.3	0.1	0.4
Arising during the year and not included in current year income	5.1	(0.2)	4.9
Gains and losses on hedges at 31 March 2003	5.4	(0.2)	5.2
To be recognised in 2003/04	5.2	(0.2)	5.0
To be recognised thereafter	0.2	-	0.2

There are no material deferred gains or losses.

33 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group, through membership of GUS group pension schemes, provides post retirement arrangements for its employees in the United Kingdom and its overseas operations which are both defined benefit and defined contribution in nature.

Where arrangements are funded, assets are held in independently administered trusts.

The pension costs charged to the profit and loss account in respect of the main plans were:

	Year ended 31 March 2003 £m	2002 £m
Defined benefit schemes		
GUS Pension Schemes UK (including special contribution of £0.5m)	1.4	0.6
Post retirement medical UK	-	0.1
Unfunded retirement benefit plans US	0.4	-
Defined contribution schemes		
GUS money purchase plan UK	0.5	0.5
Burberry money purchase plan US	0.5	0.4
Total pension costs	2.8	1.6

The unfunded retirement benefit plans in the US are classified as defined benefit schemes under FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

Defined benefit schemes

GUS defined benefit scheme

Burberry Group companies participate in the GUS defined benefit scheme which offers benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the GUS defined benefits scheme was carried out at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The principal actuarial assumptions used in that valuation for SSAP 24 purposes were as follows:

	Valuation at 31 March 2001
Valuation rate of interest	
- Pre-retirement	6.0% per annum
- Post-retirement	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension and inflation increases	2.5% per annum

33 Post-retirement benefits (continued)

At 31 March 2001 the market value of the GUS Scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members. For the year ended 31 March 2002, GUS group allocated to Burberry Group a share of the SSAP 24 charge calculated for GUS group as a whole. This allocated charge differed from the contributions Burberry Group made to the scheme. The difference was due to different assumptions and the treatment of surpluses and/or deficits. Any excess of the accumulated pension costs over the payment of contributions to the pension fund was recognised as a provision in the balance sheet. The pension provision held on the Burberry Group balance sheet was transferred to GUS plc prior to 31 March 2002.

From 1 April 2002, Burberry Group's pension cost represents contributions payable to GUS defined benefit scheme. With effect from 1 April 2002, Burberry has been contributing 17.9% (2002: 13.8%) in respect of members in the main benefit section and 30.5% (2002: 27.9%) of pensionable salaries in respect of a director of Burberry Group plc. As at 31 March 2003 there were 90 (2002: 97) Burberry Group employees in the scheme (including a director of the Company) and Burberry Group contributions represented approximately 5.6% (2002: 5.1%) of total employer contributions to the scheme.

During the year ended 31 March 2003 GUS made a special contribution to the Scheme of £10.0m (2002: £8.0m) in order to fund shortfalls disclosed by the valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £0.5m (2002: £0.7m) and this amount has been charged in the profit and loss account.

Unfunded retirement benefit plans US

Rose Marie Bravo and Thomas O'Neill are entitled to unfunded retirement benefit plans. FRS 17 does not have a material impact on the reported obligation.

Retirement indemnities (France)

Burberry (France) S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2003 was £0.4m (2002: £0.3m). FRS 17 does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

Defined contribution schemes

The GUS Money Purchase Pension Plan

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the United Kingdom who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. At 31 March 2003, there were no prepayments or arrears in Burberry Group contributions (2002: nil).

33 Post-retirement benefits (continued)

The Burberry Money Purchase Plan US

Burberry Group administers a Money Purchase Plan in the USA (a 401(k) scheme) which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. At 31 March 2003 there were no Burberry Group contributions in arrears (2002: £0.1m in arrears).

(b) FRS 17 - Retirement benefits

GUS defined benefit scheme

Burberry Group participates in the GUS defined benefit scheme along with other GUS group companies. It is not possible to identify Burberry Group's share of the underlying assets and liabilities in the GUS defined benefit scheme on a

consistent and reasonable basis. In accordance with FRS 17 the scheme is accounted for as a multi-employer scheme and from 1 April 2002 the defined benefit costs in respect of the GUS defined benefit pension scheme reflect the cash contribution that Burberry Group pays to the scheme.

The principal actuarial assumptions used in the valuation for FRS 17 purposes of the GUS group defined benefit scheme were:

	At 31 March 2003
Rate of inflation	2.5%
Rate of salary increases	4.3%
Rate of increase for pensions in payment and deferred pensions	2.5%
Discount rate	5.5%

The deficit for the GUS group defined benefit scheme as a whole, on the above basis, was approximately £97.0m at 31 March 2003 (2002: £16.5m), after allowing for the £10.0m special contribution paid in March 2003 and before allowing for deferred tax.

34 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as GUS plc owns the majority shareholding in Burberry Group plc.

(a) Trading transactions and balances arising in the normal course of business

The following sales/purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including: the sale of merchandise and fabrics to GUS Home Shopping Limited, recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc. In addition a freehold industrial site in the UK was purchased from a GUS group company for £0.7m during the year.

The services purchased by Burberry Group include treasury and tax management, cash management, insurance and insurance management, travel, pension, human resources, employee benefit administration, telephone network costs, vehicle hire, credit references, distribution and warehouse facilities, and certain internal audit support.

GUS plc and other group companies

Related party	Related party's relationship to GUS plc	Sales to/(purchases from) GUS group companies At 31 March 2003 £m	2002 £m
Sales to related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	0.3	2.3
Purchases from related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	(4.1)	(6.6)

Related party	Related party's relationship to GUS plc	Amounts due from/(to) GUS group companies At 31 March 2003 £m	2002 £m
Related party debtors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	0.2	0.3
Related party creditors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	(5.1)	(0.3)
Total		(4.9)	-

34 Related party transactions (continued)

(b) Funding transactions and balances arising in the normal course of business

Prior to flotation the funding balances were a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of the amounts payable or receivable. These amounts were used to fund Burberry Group. As part of the flotation these balances were settled in cash or waived.

Since flotation amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy. No amounts were outstanding at 31 March 2003. In addition forward currency contracts have been undertaken with GUS group companies, which since flotation have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2003 of such hedges amounted to £4.3m.

(c) Senior management

On 31 December 2001 the Burberry trade and certain related assets of businesses in Hong Kong, Singapore and Australia were acquired. The vendors of the businesses, companies owned by Dr Tay, Mr Chan and Mr Ng, have been or are employed by Burberry Group. These individuals have interests in companies which lease properties to Burberry Group, purchase goods from Burberry Group companies and receive commission payments for the sale of Burberry goods in certain territories.

Product sales to the companies owned by these individuals totalling £7.1m were recorded in the year ended 31 March 2003 (2002: £1.9m), and a balance owed by Burberry Group to these companies of £0.2m was outstanding at 31 March 2003 (2002: £0.5m).

The total amounts paid to the companies owned by these individuals was £0.6m in relation to the provision of warehousing and office accommodation in the year ended 31 March 2003 (2002: £0.1m). At 31 March 2003 no amounts were owing by Burberry Group for services provided by these companies (2002: £nil).

Commission of £0.6m was payable in respect of the year ended 31 March 2003 to the companies owned by these individuals (2002: £0.4m), with no amounts outstanding by Burberry Group at 31 March 2003 (2002: £0.1m) except in respect of prior years which are the subject of a claim from the vendors.

On 1 July 2002 the Burberry trade and certain related assets of the business in Korea were acquired from Mr Shin, who is now employed by Burberry Group. Mr Shin has an interest in the Burberry Group companies through the provision of office space and IT services. The total amounts paid to the companies connected to Mr Shin in respect of lease rental and IT services were £0.3m and £0.1m respectively, with nil outstanding at 31 March 2003.

Four year summary

	2000 Pro forma	2001 Pro forma	2002 Pro forma	2003
Turnover by product category	£m	£m	£m	£m
Womenswear	63.4	134.7	165.2	197.9
Menswear	73.8	142.4	149.4	162.8
Accessories	50.2	98.0	125.8	169.5
Other	7.5	6.9	5.3	5.1
License	30.8	45.8	53.5	58.3
	225.7	427.8	499.2	593.6

Turnover by destination	£m	£m	£m	£m
Europe	115.5	259.0	286.7	302.7
North America	62.3	90.9	110.5	140.5
Asia Pacific	40.8	74.6	100.1	147.0
Other	7.1	3.3	1.9	3.4
	225.7	427.8	499.2	593.6

Turnover by operation	£m	£m	£m	£m
Retail	99.1	143.2	156.9	228.4
Wholesale	95.8	238.8	288.8	306.9
License	30.8	45.8	53.5	58.3
	225.7	427.8	499.2	593.6

Profit by operation	£m	£m	£m	£m
Wholesale and Retail	(6.6)	29.2	42.7	64.3
License	25.1	39.5	47.6	52.4
Operating profit	18.5	68.7	90.3	116.7
Net interest income/(expense)	2.9	5.7	(0.5)	(0.9)
Foreign currency gain/(loss) on loans with GUS group (pre flotation)	0.6	6.8	(0.1)	(2.3)
Goodwill amortisation	-	(3.6)	(4.9)	(6.4)
Exceptional items	-	2.9	-	(22.0)
Profit on ordinary activities before taxation	22.0	80.5	84.8	85.1
Tax on profit on ordinary activities	(6.6)	(26.1)	(28.3)	(32.9)
Profit on ordinary activities after taxation	15.4	54.4	56.5	52.2

	%	%	%	%
Margin analysis				
Gross margin as % of turnover	46.8	47.8	50.3	56.0
Operating profit before goodwill amortisation and exceptional items as % of turnover	8.2	16.1	18.1	19.7

Four year summary (continued)

	2000	2001	2002	2003
	Pro forma	Pro forma	Pro forma	
Earnings and dividends	Pence per share	Pence per share	Pence per share	Pence per share
Basic earnings per share	3.1	10.9	11.3	10.5
Basic earnings per share before goodwill amortisation and exceptional	3.1	11.2	12.3	14.9

items				
Diluted earnings per share	3.0	10.8	11.1	10.3
Diluted earnings per share before goodwill amortisation and exceptional items	3.0	11.1	12.1	14.6
Dividend per share (post flotation only)	n/a	n/a	n/a	3.0
Dividend cover *	n/a	n/a	n/a	5.0

* Based on profit after taxation before goodwill amortisation and exceptional items.

Balance Sheet	2000 Pro forma £m	2001 Pro forma £m	2002 Pro forma £m	2003 £m
Working capital (excluding cash and borrowings)	42.7	76.1	87.7	73.8
Fixed assets, investment and other intangible assets	57.5	101.0	125.4	162.4
Other long term liabilities	(14.2)	(9.1)	(3.9)	(10.6)
Net operating assets	86.0	168.0	209.2	225.6
Cash at bank, net of overdraft and borrowings	12.3	5.4	21.3	79.6
Taxation (including deferred taxation)	0.1	(10.0)	(20.5)	0.4
Deferred consideration for acquisitions	-	(12.9)	(22.5)	(31.7)
Goodwill	-	89.2	94.9	122.8
Investment in own shares	-	-	-	3.3
Dividends payable	-	-	-	(10.0)
Net assets	98.4	239.7	282.4	390.0

Cash flow	2000 Pro forma £m	2001 Pro forma £m	2002 Pro forma £m	2003 £m
Operating profit before goodwill amortisation and exceptional items	18.5	68.8	90.3	116.7
Depreciation, impairment and trademark amortisation charges	5.6	11.0	14.0	19.0
Loss on disposal of fixed assets and similar non-cash charges	0.2	-	0.2	1.5
Decrease/(increase) in stocks	(0.4)	(11.9)	(7.0)	5.2
Increase in debtors	(0.5)	(1.0)	(5.2)	(2.4)
Increase/(decrease) in creditors	4.3	22.2	(2.2)	25.0
Net cash inflow from operating activities before capital expenditure and financial investment	27.7	89.1	90.1	165.0
Purchase of tangible and intangible fixed assets	(6.8)	(39.3)	(39.4)	(55.7)
Sale of tangible fixed assets	0.2	19.1	0.5	0.2

Purchase of own shares	-	-	-	(4.5)
Net cash inflow from operating activities financial investment	21.1	68.9	51.2	105.0

Principal subsidiaries

Company	Country of incorporation	Nature of business
Europe		
Burberry Limited	United Kingdom	Luxury goods retailer, wholesale, manufacturer and licensor
Burberry Italy Retail Limited	United Kingdom	Luxury goods retailer
The Scotch House Limited *	United Kingdom	Luxury goods brand and licensor
Woodrow-Universal Limited *	United Kingdom	Textile manufacturer
Burberry (France) S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.	Spain	Luxury goods wholesaler
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
North America		
Burberry Limited	United States of America	Luxury goods retailer
Burberry (Wholesale) Limited	United States of America	Luxury goods wholesaler
Hampstead Properties Inc.	United States of America	Property company
Burberry Realty, Inc.	United States of America	Property company
Asia Pacific		
Burberry Asia Ltd2	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd2	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd2	Australia	Luxury goods wholesaler
Burberry Korea Ltd 1	Korea	Luxury goods retailer and wholesaler

*Held directly by Burberry Group plc
Note 1 - assets and liabilities acquired 1 July 2002
Note 2 - assets acquired 31 December 2001

All principal subsidiary undertakings are wholly owned as at 31 March 2003 and operate principally in the country in which they are incorporated. Non operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 77.5% owned by GUS Holdings Limited, a subsidiary of GUS

plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, Universal House, Devonshire Street, Manchester, M60 1XA.

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service, telephone: 0906 843 2727(calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com

Financial calendar for the year ending 31 March 2004

First quarter trading update and Annual General Meeting	15 July 2003
Final dividend record date	25 July 2003
Final dividend to be paid	6 August 2003
First half trading update	October 2003
Preliminary announcement of interim results	18 November 2003
Third quarter trading update	January 2004
Second half trading update	April 2004
Preliminary announcement of annual results	May 2004

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

END



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